Form 10-K405, Exhibit 13
period 1995-04-30
ACCESS CORP
filed 1995-07-25
CIK 1988



Contents



Letter to Shareholders                             2

Selected Financial Data                            6

Management's Discussion and Analysis of Financial
Condition and Results of Operations                7

Independent Auditors' Report                      10

Statements of Operations                          11

Statements of Capital Stock and Other
Stockholder's Equity                              12

Balance Sheets                                    13

Statements of Cash Flows                          14

Notes to Financial Statements                     15

About the Company                                 19

ACCESS Directors, Officers and Shareholder
Information                                       21



To Our Shareholders:

      ACCESS' fiscal 1995 produced significant improvements in our financial health as well as the quality of our products and services. Net profits, operating profits, gross margins, and cash balances all showed dramatic increases over fiscal year 1994. At the same time, we eliminated our bank debt entirely and continued our commitment to raising the quality of our products and services. This all occurred during a year of very difficult market conditions that saw a major competitor, with revenues three times that of ACCESS, close its doors.

      Financially, your company ended the year in better health than it has in many years. Net income after tax for fiscal 1995 was $129,000, a significant improvement over our net after tax loss of $615,239 for the prior year. Similarly, fiscal 1995 produced an operating income of $231,785 versus an operating loss in fiscal 1994, for a $791,000 improvement in the Company's operating income between fiscal 1994 and 1995.

      The Company's gross margins, calculated before the amortization of the IBM AS/400 software development, continue their upward trend. Gross margins before amortization reached 50% in fiscal 1995, versus 49% in fiscal 1994, and 42% in fiscal 1993.

      For the second year in a row ACCESS' cash position showed dramatic improvement. I reported to you last year that the Company had reduced its bank borrowing from approximately $960,000 at the beginning of fiscal 1994 to under $100,000 at the end of the year. In this past year, the Company generated another $884,000 cash from operations, completely repaid our bank debt in July, and ended the year with a cash balance in excess of $880,000. That's more than a $1.8 million improvement in the Company's cash position within two years.

     In response to an overall software market characterized by dropping prices and increased competition, we continue to reduce our fixed costs of operation. As a result, ACCESS' break-even volume, the minimum amount of revenue that the Company needs to cover its operating costs, was 45% lower in fiscal 1995 than it was in fiscal 1994.

      These reductions in operating costs also reflect a continued improvement in the Company's productivity as measured by revenue per employee. Productivity increased by 5% to $118,000 revenue per employee in fiscal year 1995, up from $112,000 per employee in fiscal 1994, and $100,000 per employee in fiscal 1993.

      Not everything proceeded as planned for fiscal 1995. Total revenue for the Company dropped by 12% versus a year ago, which was attributable to a reduction in revenue from our TDMS software business and our discontinued
manufacturing operation. This drop in TDMS revenue was almost entirely due to deliveries to a large TDMS customer in fiscal year 1994, which did not recur in fiscal year 1995. However, TDMS bookings for fiscal year 1995 increased by 4% over fiscal year 1994. Service revenue continues to show healthy increases in revenue (+5%) and bookings (+6%) versus last year. Fiscal 1995 also saw the elimination of bookings and revenue from the Company's unprofitable contract engineering and manufacturing business that we discontinued during fiscal 1994.


Growth in Service Business:

      ACCESS' service business, exclusive of manufacturing, continues to be a strong and consistently growing part of our company. Revenue, bookings, gross profit and contribution income all improved over fiscal 1994. As noted above, total service revenue increased by 5%, bookings increased by 6%, and service gross profit increased by 8% versus last year. Our focus on Third Party Maintenance over the past several years has resulted in even more dramatic improvements for fiscal 1995, with a revenue increase of 53% over fiscal 1994. Our customer base in Third Party Maintenance increased by over 150%. Both software and hardware maintenance revenue increased from fiscal 1994.

       We are aggressively pursuing new Third Party Maintenance opportunities, including potential acquisitions. Our service offering is extremely flexible and of very high quality, accommodating the needs of each customer according to its unique situation. This flexibility and quality combined with our nationwide service coverage means we can focus on special-needs customers, and vendors of moderate size, competing effectively with much larger Third Party Maintenance providers.

     Although we are constantly watching the bottom line, we believe that our success in the service business has come from our constant and relentless focus on total customer satisfaction.

TDMS Software Business:

      As I discussed in last year's report, the market for Technical Document Management Systems continues to evolve at a rapid pace. Competitors continue to enter the TDMS market place with new products as well as with enhanced products from related product categories. This constant competitive pressure, combined with the ever improving price performance of computer hardware, exerts a tremendous downward force on industry pricing. This trend has been clear to us for several years, and we have responded by focusing on reducing the fixed costs associated with delivery of our products.

      Consistent, year-to-year decreases in pricing can have detrimental impacts on any organization. In fact, we believe prices will continue to fall over the coming year. However, our market research tells us that at a certain, yet to be attained, price level the market for our TDMS products could increase significantly.

      Many companies in our target industries are starting with simpler systems than in the past, at a substantially lower initial investment. As these first systems prove themselves, our customers are purchasing additional software licenses and functionality as they expand the systems to other parts of the company. We feel this trend bodes well for the future. The lower cost of the initial systems will broaden the number of companies that will find it economically attractive to buy TDMS software. The expansion of installed systems provides a continual source of revenue for ACCESS. This "add-on" revenue has become such a substantial portion of our TDMS revenue, that we recently added sales staff dedicated to handling the needs of our existing customers.

       During fiscal 1995, ACCESS focused much of our development investment on improving the quality, reliability and performance of our UNIX and AS/400 products. Throughout the year this has continuously increased customer satisfaction with these products. Although work in this area is never done, we believe our software products to be of exceptionally high quality. This will provide a solid foundation on which to build additional functionality, and to continue to pursue that price level at which we can sell our software in high volume, while still maintaining profitability.

Fiscal Year 1996:

      Over  the  last  two  fiscal years,  the  Company  has
dramatically strengthened its financial position. Our challenge for fiscal 1996 will be to increase our investment in marketing our high quality products and services, while at the same time maintaining our strong financial performance. The long lead time from investment to realization of return makes this doubly difficult. Our strategy is to expand our sales and marketing operation as quickly as our resources will prudently allow. We will continue our focus on building profitable Third Party Maintenance business through sales as well as acquisition. The mission for our TDMS software operation is to take advantage of the high-quality products that we have developed and to identify specific market segments where the Company's product functionality has the optimal fit to the customer's needs. We expect fiscal 1996 to be a year in which the Company establishes a strong basis for growth in our Third Party Maintenance and TDMS software business for the coming years.

     We will continue to pursue a management philosophy that emphasizes quality over expedience, customer service and value over the quick fix, and profitable revenue over rapid revenue growth. We believe that this approach will allow us to prosper over the long run by building solid, long term, and profitable relationships with our customers.

Sincerely,


SCOTT D. WATKINS
- ----------------
Scott D. Watkins
President and Chief Executive Officer


ACCESS CORPORATION

SELECTED FINANCIAL DATA
FOR THE YEARS ENDED     April 30    April 30     April 30     April 30    April 30
                            1995        1994         1993         1992        1991
Summary of Earnings (Loss) from Operations

Net Sales               $6,041,782  $6,896,352   $7,020,074   $8,744,752  $8,562,117
Gross Profit             2,352,750   2,573,260    2,871,200    3,836,484   3,577,312
Gross Profit as percentage
    of net sales               39%         37%          41%          44%         42%
Interest Expense            31,911      26,450       53,246        7,543      83,735
Net Earnings (Loss)from
 Continuing Operations     129,370    (551,376)     (23,947)     889,808     156,322
Net Earnings (Loss)before
  cumulative effect of
  accounting change        129,370    (615,239)    (182,731)     614,008     153,524
Cumulative effect of
    accounting change                               730,000
Net Earnings (Loss)        129,370    (615,239)     547,269      614,008     153,524
Preferred Dividend          64,685           -            -            -           -
Income(loss)applicable to
  common shares         $   64,685  $ (615,239)  $  547,269   $  614,008  $  153,524
                        ----------  -----------  ----------   ----------  ----------

Average common and common
 share equivalents
 outstanding             4,865,559   4,865,559    4,865,559    4,865,559   4,809,236

Per Common Share Statistics

Net Earnings (Loss) from
 Continuing Operations  $     0.01  $    (0.11)  $    (0.00)  $     0.18  $     0.03
Net Earnings (Loss)before
 cumulative effect of
 accounting change            0.01       (0.13)       (0.04)        0.13        0.03
Cumulative effect of
 accounting change                                     0.15
                        ----------  -----------  -----------  ----------  ----------
Net Earnings (Loss)     $     0.01  $    (0.13)  $     0.11   $     0.13  $     0.03
                        ----------  -----------  -----------  ----------  ----------

Balance Sheet Data

Working Capital        $1,734,779 $  695,922  $  342,444  $1,193,459 $1,194,232
Working Capital Ratio       3.3:1      1.7:1       1.1:1       1.5:1       1.9:1
Total Assets            5,129,248  5,132,511   7,242,855   5,027,295  3,260,231
Long-term debt                                               250,000
Mandatorily redeemable
 preferred stock        1,500,000  1,500,000   1,500,000

Capital Stock and Other
 Stockholders' equity  $2,483,512 $2,418,826  $3,035,419 $2,488,150  $1,780,178


MANAGEMENT'S DISCUSSION AND ANALYSIS
RESULTS OF OPERATIONS

NET REVENUES
(In thousands)
                  1995 Change       1994 Change         1993
Net Revenues      $6,042  (12%)     $6,896  (2%)        $7,020

      ACCESS Corporation has two primary lines of business. Over the years the Company has built a substantial, continuing field maintenance business. This business services, on a nationwide basis, hardware and, on a national and international basis, software for the Company's installed base of customers and third parties. The Company is also a leader in the Technical Document Management Systems (TDMS) software business. In this line of business, the Company develops and markets software solutions for its customers' technical processes. TDMS has the potential for substantial growth in revenue and profits in that it serves a potentially large, worldwide market opportunity.

      The Company continues to have a stable rate base of revenue and profits from its service operations. Service sales are comprised of hardware and software support to the Company's installed base of customers and some third-party maintenance contracts. Service sales were $4,538,900, $4,320,300 and $4,141,200 in fiscal years 1995, 1994 and
1993, respectively. These sales made up 75%, 63% and 59% of total revenues in these fiscal years, respectively. The increase in the percentage of total sales reflects the decrease in sales in the Technical Document Management Systems (TDMS) line of business and the discontinuance of its Hardware Engineering Servies and Contract Manufacturing operations.

      The fluctuations in the Company's revenues overall are a result of the changes in its TDMS operations. System sales from these operations were $1,275,000, $2,189,200, and $2,490,700 in fiscal years 1995, 1994 and 1993, respectively. These sales represented 21%, 32% and 35% of total revenues, respectively. The reduction between 1994 and 1995 sales was the result of the completion of a major order to deliver a system to eleven sites in fiscal 1994. In fiscal 1995 there was no comparable order. In 1993 revenues included over $360,000 of revenue which represented cost reimbursement for integration of the Company's software with WANG's VS system. Revenues from the Company's TDMS operations in 1994 were up slightly from the 1993 levels, excluding the WANG system integration cost recovery revenue.

      Effective at the beginning of the third quarter of fiscal 1994, the Company discontinued its operations with respect to its Hardware Engineering Services and Contract Manufacturing line of business. It is limiting its manufacturing to supplying cards for the micrographic equipment sold in prior years and the parts required to support existing equipment. The Company has completed or transferred to third parties all contracts and commitments for its Engineering and Contract Manufacturing customers.

      Revenues from the continuing manufacturing operations, a support group to the Service line of business, were $227,800, $386,800 and $388,200 in fiscal years 1995, 1994 and 1993, respectively which were 4%, 5% and 6% of the total revenues in these fiscal years, respectively.

     In fiscal year 1995 sales to the U.S. commercial market continued to exceed those to the federal government and international markets. Sales to the U.S. commercial market represented 78% of the total revenue in fiscal 1995, compared with 73% in fiscal 1994 and 78% in fiscal 1993. The federal government accounted for 18% of total revenue in fiscal 1995, compared with 17% in 1994 and 15% in 1993. This reflects the Company's emphasis on marketing to the commercial market. Sales to international markets accounted for 4% of fiscal 1995 revenues, compared with 10% in 1994 and 7% in 1993.

Gross Profits
(In Thousands)    1995  Change     1994 Change      1993
Gross Profits   $2,352.8   (9%)  $2,573.3  (10%) $2,871.2
Percentage of net revenues 39%        37%             41%

      The above Gross Profits for 1995, 1994 and 1993 were net of $673,700, $839,900 and $112,300 of amortization, respectively. Service gross margins of 55% have been relatively comparable with the fiscal 1994 and 1993 levels of 53% and 52%, respectively. TDMS gross margins before amortization in fiscal 1995 were 43%, which was a decrease from fiscal 1994 level of 59% and an increase from the fiscal 1993 level of 40%. TDMS gross margins after amortization in fiscal 1995 were (10%), which was a decrease from fiscal 1994 and 1993 levels of 20% and 35%, respectively. Manufacturing gross margins of 1% in fiscal year 1995 were more favorable than those reported in fiscal years 1994 and 1993 of (45%) and (35%), respectively.

      Selling, general and administrative expenses decreased from $2,008,000 in fiscal 1994 to $1,528,000 in fiscal 1995.
The primary contributor to this decrease in expenses was the reduction in personnel and related expenses.

        Engineering, Research and Development (R&D) expenditures were incurred for maintaining and upgrading existing products and developing new products. Engineering and development expenses for the current period decreased from $1,124,800 in fiscal 1994 to $592,500 in fiscal 1995 because the Company completed the development work on the AS/400 in fiscal 1994. Fiscal 1995 operating expenses for R&D were 47% lower than fiscal 1994 and 12% higher than fiscal 1993.

      The Operating income of $196,400 increased $680,700 in fiscal 1995. The Company's gross margin improved 2% in fiscal 1995. The Company also decreased operating expenses by $1,011,800 in fiscal 1995. Even though revenues declined, these changes in operations and improved gross margins resulted in the above increase in the operating income in fiscal 1995.

      The Company accrued $66,700 of income taxes in fiscal 1995. This expense resulted in a reduction in deferred income tax benefits accrued in Fiscal 1993 when the Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes".

LIQUIDITY AND CAPITAL RESOURCES

      In fiscal 1995, the Company provided approximately $1,047,500 of cash from operating activities. The Company eliminated $71,800 of its bank borrowing. The net result was a cash balance of $883,500 and zero bank borrowing at April 30, 1995.

      Accounts  receivable increased approximately  $124,200
during fiscal year 1995. This increase is the result of a steady flow of sales throughout fiscal 1995.

      Inventories at April 30, 1995 decreased approximately $103,200 from the balance at April 30, 1994. This decrease is primarily due to the delivery of finished products in the manufacturing area and completion of projects for the TDMS product line.

       Accounts   Payable  at  April  30,   1995   decreased
approximately  $62,500 from April 30, 1994.   This  decrease
reflected primarily a reduction of spending throughout the Company.

      The Company requires progress payments on its large TDMS System orders based on predetermined events. Reported as current liabilities, these progress payments totaled approximately $339,500 at April 30, 1995, which represents an increase of approximately $30,200 from April 30, 1994.

      Working capital on April 30, 1995 was $1,734,800, compared with $695,900 on April 30, 1994. The Company has a loan agreement which provides for a line of credit through April 7, 1996 (See Note 2 of the Notes to the Financial Statements). The bank line of credit was $400,000 at April 30, 1995, of which none was outstanding.

      The Company's plans are structured so that revenues from its AS/400 and UNIX products, in combination with those from its recurring service business, are expected to provide the cash flow required to operate the Company.

      The Company's assets currently include $1,742,600 of net realizable value for the computer software development of the AS/400 product line. This software is currently being amortized at the greater of 33% of the AS/400 software revenue or $56,100 per month. These computer software development costs will be fully amortized no later than
November 1997. At this point in time, there is a good market for the Company's AS/400 software product line. However, there is no assurance that this market will continue through November 1997. If it becomes apparent that net realizable value of this asset on the Company's books will not be supported by sufficient future revenue, the Company will write down the book value of the software and take this write-down as an expense in the period in which it occurs.

Independent Auditors' Report

Stockholders and Board of Directors:

      We have audited the accompanying balance sheets of ACCESS Corporation as of April 30, 1995 and 1994, and the related statements of operations, of capital stock and other stockholders' equity and of cash flows for each of the three years in the period ended April 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ACCESS Corporation as of April 30, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended April 30, 1995, in conformity with generally accepted accounting principles.

As discussed in Note 6 to the financial statements, in 1993 the Company changed its method of accounting for income taxes to conform with Statement of Financial Accounting
Standards No. 109.



DELOITTE & TOUCHE LLP
- ---------------------
Deloitte & Touche LLP
Cincinnati, Ohio
May 31, 1995


ACCESS CORPORATION

STATEMENT OF OPERATIONS
FOR THE YEARS ENDED APRIL 30, 1995, 1994 AND 1993
                                              1995       1994       1993
REVENUE:
  System Sales                               $1,274,996 $2,189,248 $2,490,713
  Service                                     4,538,938  4,320,323  4,141,187
  Manufacturing                                 227,848    386,781    388,183
                                             ---------- ---------- ----------
        Total                                 6,041,782  6,896,352  7,020,074
                                            ----------- ---------- ----------

COST:
 System sales, exclusive of amoritization shown
  separately below                              729,965    902,566  1,502,179
  Service                                     2,059,347  2,020,136  2,008,586
  Manufacturing                                 226,016    560,486    525,825
                                             ---------- ---------- ----------
        Total                                 3,015,328  3,483,188  4,036,590
                                             ---------- ---------- ----------

GROSS PROFIT BEFORE AMORTIZATION              3,026,454  3,413,164  2,983,484
AMORTIZATION OF COMPUTER SOFTWARE COST          673,704    839,904    112,284
                                             ---------- ----------- ---------
GROSS PROFIT                                  2,352,750  2,573,260  2,871,200

OPERATING EXPENSES:
  Selling, general and administrative          1,528,460  2,007,953 2,333,196
  Engineering, research and development          592,504  1,124,789   528,268
                                              ---------- --------------------
OPERATING INCOME (LOSS)                          231,786  (559,482)     9,736

OTHER INCOME(EXPENSE)                             (3,805)    24,047    15,363

INTEREST EXPENSE                                 (31,911)   (26,450) (53,246)
                                              ---------- ---------- ----------

EARNINGS (LOSS) FROM CONTINUING OPERATIONS
  BEFORE INCOME TAXES                            196,070   (561,885) (28,147)

INCOME TAXES (BENEFIT) (Note 6)                   66,700    (10,509)  (4,200)
                                              ----------- --------- ---------
NET EARNINGS (LOSS) FROM CONTINUING  OPERATIONS  129,370   (551,376) (23,947)

DISCONTINUED OPERATIONS (Note 9):
  Net earnings (loss) from operations discontinued E&M
    Business (less applicable income tax benefit of
    $81,800)                                                (73,812) (158,784)

  Income on disposal of discontinued operations               9,949
                                             ------------  --------- ---------
EARNINGS (LOSS) BEFORE CUMULATIVE EFFECT
  OF ACCOUNTING CHANGE                          129,370   (615,239) (182,731)

CUMULATIVE EFFECT AS OF MAY 1, 1992 OF A CHANGE IN
  THE ACCOUNTING FOR INCOME TAXES, NET OF VALUATION
  ALLOWANCE OF $2,220,000 (Note 6)                                   730,000
                                              ---------- ----------- --------
NET EARNINGS (LOSS)                             129,370   (615,239)  547,269

PREFERRED DIVIDEND                               64,685          -        -
                                              ---------- --------------------
INCOME (LOSS)  APPLICABLE TO COMMON SHARES   $   64,685 $ (615,239)$ 547,269
                                             ---------- ---------- ----------
WEIGHTED AVERAGE NUMBER OF COMMON SHARES      4,865,559  4,865,559 4,865,559

PER COMMON SHARE AND COMMON SHARE EQUIVALENT (Note 4):
  Net earnings (loss) from continuing operations $ 0.01 $   (0.11) $  (0.00)

 Net earnings(loss) before cumulative effect of change in
   accounting principle                            0.01     (0.13)    (0.04)
  Cumulative effect of accounting change             -          -      0.15
                                             ---------- ---------- ----------
  Net earnings (loss)                        $     0.01 $   (0.13)$     0.11
                                             ---------- ---------- ----------

See notes to financial statements.


ACCESS CORPORATION
STATEMENTS OF CAPITAL STOCK AND OTHER STOCKHOLDERS' EQUITY
APRIL 30, 1995, 1994 AND 1993

                           Treasury            Common         Class A Common
                        ---------------    -----------------  --------------
                        Shares   Amount     Shares   Amount   Shares   Amount

BALANCE, Apr 30, 1992 16,270 $(15,383) 3,453,257 $345,325 1,428,572 $142,857

  Net earnings
                      ------ --------  --------- -------- --------- --------

BALANCE, Apr 30, 1993 16,270  (15,383) 3,453,257  345,325 1,428,572  142,857

Deferred compensation under
  restricted stock plan
Net loss
                     ------ --------  --------- -------- --------- --------
BALANCE, Apr 30, 1994 16,270  (15,383) 3,453,257  345,325 1,428,572  142,857

Class One Preferred Stock
  Dividends
  Net earnings
                      ------ --------- --------- -------- --------- --------
BALANCE, Apr 30, 1995 16,270 $(15,383) 3,453,257 $345,325 1,428,572 $142,857


See notes to financial statements.



ACCESS CORPORATION

STATEMENT OF CAPITAL STOCK AND OTHER STOCKHOLDERS'EQUITY
APRIL 30, 1995, 1994 AND 1993

                           Additional  Paid-in       Retained Earnings
                                 Capital                (Deficit)


BALANCE, APR 30, 1992           $10,826,201             $(8,810,849)

  Net Earnings                                              547,269
                                -----------             ------------

BALANCE, APR 30, 1993            10,826,201              (8,263,580)

  Deferred compensation under
    restricted stock plan           ( 1,354)
  Net Loss                                                 (615,239)
                                ------------            ------------
BALANCE, APR 30, 1994            10,824,847              (8,878,819)

Class One Preferred Stock
  dividends                         (64,685)
Net earnings                                                129,370
                                ------------            ------------
BALANCE, APR 30, 1995           $10,760,162             $(8,479,449)
                                -----------             ------------

See notes to financial statements.


ACCESS CORPORATION

BALANCE SHEETS
APRIL 30, 1995 AND 1994
                                              1995           1994
ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                   $  883,487     $    3,500
  Accounts receivable, less allowance
   for doubtful accounts of $18,100 in 1995
   and $17,480 in 1994 (Note 2):               1,015,811        891,600
  Inventories (Note 2):
    Raw materials and purchased parts             79,495         92,718
    Work-in-process                              318,598        365,470
    Finished goods                                14,772         57,840
                                              ----------     ----------
        Total inventories                        412,865        516,028

  Prepaid expenses                                68,990        106,662
  Deferred income tax, net of valuation
    allowance of $300,000 (Note 6)               112,000        112,000
                                              ----------     ----------
        Total current assets                   2,493,153      1,629,790


EQUIPMENT AND LEASEHOLD
  IMPROVEMENTS (Note 2):
  Computer hardware and software               1,952,220      2,280,658
  Machinery and equipment                        503,337        503,338
  Office and service equipment                   313,431        539,717
  Leasehold improvements                           5,000          5,000
  Tools, dies and fixtures                       115,013        115,013
                                              ----------     ----------
        Total                                  2,889,001      3,443,726
  Less accumulated depreciation                2,646,833      3,075,334
                                              ----------     ----------
     Net equipment and leasehold                 242,168        368,392
     improvements

COMPUTER SOFTWARE COSTS, net of
accumulated amortization of $1,625,891 in
1995 and $952,188 in 1994                      1,742,627      2,416,329
                                              ----------     ----------
DEFERRED INCOME TAX BENEFIT,
net of valuation allowance of $2,134,000 in
1995 and 1994 (Note 6)                           651,300        718,000
                                              ----------     ----------
TOTAL                                         $5,129,248     $5,132,511
                                              ----------     ----------

See notes to financial statements.



LIABILITIES AND CAPITAL STOCK AND
OTHER STOCKHOLDERS' EQUITY                    1995             1994
CURRENT LIABILITIES:
  Note payable - bank (Note 2)                $    -           $   71,807
  Accounts payable                                95,864          158,345
  Accrued salaries, wages and commissions        120,054           56,721
  Accrued taxes                                   24,429           74,269
  Accrued warranty expense                        44,275           44,783
  Other accrued liabilities                       77,683          144,691
  Advances from customers                        339,456          309,305
  Capital leases                                  56,613           73,947
                                              ----------       ----------
        Total current liabilities                758,374          933,868

PREPAID MAINTENANCE CONTRACTS                    299,578          198,971

CAPITAL LEASES (Note 8)                           23,099           80,845

MANDATORY REDEEMABLE
  PREFERRED STOCK (Note 3)                     1,500,000        1,500,000
  Preferred Dividends                             64,685

CAPITAL STOCK AND OTHER
 STOCKHOLDERS' EQUITY (Notes 2,4):
  Capital Stock:
   Common Stock, no par value,authorized,
   8,000,000 shares; issued and outstanding
   3,453,257 shares                              345,325          345,325
  Class A Common Stock, no par value,
   authorized 2,000,000 shares; issued and
   outstanding 1,428,572 shares                  142,857          142,857
  Additional paid-in capital                  10,760,162       10,824,847
  Deficit from April 1, 1985                  (8,749,449)      (8,878,819)
  16,270 Common Stock shares in treasury,
    at cost                                      (15,383)         (15,383)
                                              ----------       ----------
       Total capital stock and other
          stockholders' equity                 2,483,512        2,418,827
                                              ----------       ----------
TOTAL                                         $5,129,248       $5,132,511
                                              ----------       ----------


ACCESS CORPORATION

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED APRIL 30, 1995, 1994 AND 1993

                                                            1995       1994        1993
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net earnings (loss)                                    $  129,370   $ (615,239)  $  547,269
  Adjustments to reconcile net earnings to net cash
    provided by operating activities:
  Amortization                                              673,704      839,904      112,284
  Depreciation                                              139,819      254,943      137,319
  Deferred income taxes                                      66,700                  (830,000)
  Deferred compensation under restricted stock plan                       (1,354)
  Loss (gain) on disposal of fixed assets                     7,028       (3,608)       3,119
  Prepaid maintenance contracts                             100,606       66,704       21,228
  Change in assets and liabilities:
    Accounts receivable                                    (124,211)   1,106,941     (598,637)
    Inventories                                             103,163       60,411      594,321
    Prepaid expenses                                         37,672       70,470      (52,471)
    Accounts payable                                        (62,481)    (133,824)    (621,927)
    Accrued liabilities                                     (54,023)    (283,155)      58,726
    Advances from customers                                  30,151     (449,309)      39,498
                                                         ----------   ----------   ----------
    Net cash provided by (used in) operating activities   1,047,498      912,884     (589,271)
                                                         ----------   ----------   ----------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Computer software costs                                                          (2,120,999)
  Capital additions                                         (22,779)     (84,316)     (83,335)
  Proceeds from disposal of fixed assets                      2,156       22,459          100
                                                         ----------   ----------   ----------
     Net cash (used in) investing activities                (20,623)     (61,857)  (2,204,234)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds (repayments) on bank line of credit              (71,807)    (848,959)     920,766
  Payments on capital leases                                (75,081)     (52,068)
  Proceeds from note payable                                                          750,000
  Proceeds from redeemable preferred stock                                            500,000
                                                         ----------   ----------   ----------
  Net cash provided by (used in) financing                 (146,888)    (901,027)   2,170,766
activities                                               ----------   ----------   ----------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS            879,987      (50,000)    (622,739)


CASH AND CASH EQUIVALENTS, Beginning of year                  3,500       53,500      676,239
                                                         ----------   ----------   ----------
CASH AND CASH EQUIVALENTS, End of year                   $  883,487   $    3,500   $   53,500
                                                         ----------   ----------   ----------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW
  INFORMATION:
  Cash paid for interest                                 $   31,911   $   26,616   $   32,531
  Cash paid for income taxes                                                           13,500

NON-CASH TRANSACTION - During 1993, notes payable of $1,000,000 were converted into redeemable preferred stock (Note 3).  During 1994, the Company entered into capital leases totaling $206,860 (Note 8).

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS                  ACCESS Corporation
for the years ended April 30, 1995, 1994 and 1993

NOTE 1:  A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
       The Company services hardware and software for its installed base of customers and third parties. It also develops and markets software for the electronic storage, control and processing of technical documentation.

Revenue Recognition
       Revenues   from   the  sale  of  new  systems   are   recognized
upon   shipment.    If  there  are  services  performed,   revenue   is
recognized at the time of customer acceptance.

        Revenues    resulting    from    research    and    development
arrangements   (Note   5)  are  recognized   as   the   related   costs
are incurred.

         Revenue    from    prepaid    maintenance    agreements     is
recognized    ratably    over    the   life    of    the    maintenance
contracts.

Inventories
       Inventories   comprised   of  material,   labor,   and   related
overhead   expenses  are  stated  at  the  lower  of  cost   (first-in,
first-out method) or market.

Equipment and Leasehold Improvements
       Equipment and leasehold improvements are recorded at cost and depreciated over their estimated useful lives using the straight-line method. Computer software is depreciated over three years or its useful life, whichever is less.

Computer Software Development Costs
        Computer software development costs are recorded in accordance with Statement of Financial Accounting Standards No. 86, Accounting for the Costs of Computer Software to be
Sold,   Leased   or   Otherwise  Marketed.   Costs   incurred   up   to
the point of establishing technological feasibility are expensed currently. Costs incurred after establishment of technological feasibility were capitalized. Amortization of these capitalized costs began in March 1993 when the products were released to customers and are to be amortized over a period not to exceed five years. Amortization expense was $673,704, $839,904 and $112,284 for fiscal years 1995, 1994 and 1993, respectively.

Income Taxes
       Effective May 1, 1992, the Company adopted Statement of Financial Accounting Standards No. 109, which was issued in
February, 1992. The Company previously accounted for income taxes in accordance with Statements of Financial Accounting Standards No. 96.

Statement of Cash Flows
       Cash  and  cash  equivalents  consist  of  cash  on  hand,  cash
on     deposit,    and    short-term    investments    with    original
maturities less than ninety days.

Product Warranties
       Under its product warranty policy, the Company has agreed to replace certain parts or provide remedial service during the designated warranty period. Costs associated with these programs are determined on the basis of estimated net future costs.

NOTE 2:  BANK LINE OF CREDIT

        The Company's current line of credit agreement ($400,000 as of April 8, 1994) extends through April 7,
1996. Borrowings under the agreement bear interest at one percent over the prime rate, 9% at April 30, 1995. Borrowing is based upon the levels (as set forth in the loan agreement) of eligible accounts receivable. To secure any borrowing, the Company has pledged accounts receivable, inventories, fixed assets, and general intangibles. The agreement contains restrictive and other covenants which require the Company to maintain certain levels of indebtedness to net worth, current ratio and cash flow from operations. It also restricts new borrowings, capital expenditures, and dividends on its capital stock.



_______________________________________________________________________

                                     1995          1994        1993

_______________________________________________________________________
   Maximum borrowings
     during the year               $127,354     $790,249      $1,159,319
   Average outstanding balance
     during the year               $ 27,956     $302,652      $  706,060
   Weighted average
     interest rate                 9.1%         7.5%          7.5%

(determined on a monthly basis)

NOTE 3:  MANDATORILY REDEEMABLE PREFERRED STOCK AND NOTES PAYABLE

       On   October  28,  1991,  the  Company  entered  into   a   Note
Purchase Agreement with Oce-van der Grinten, N.V. ("Oce"), which provided for borrowing by the Company of up to $1.5
million   to   fund   a   major  software  development   project.    On
August 26, 1992, $1,000,000 of then outstanding notes were redeemed in exchange for 10,000 shares of mandatorily redeemable preferred stock. In April 1993, the Company issued to Oce an additional 5,000 shares of mandatorily redeemable preferred stock for $500,000.

        The   preferred   stock   is   divided   into   three   series:
10,000    shares   of   7%   preferred   stock   ($1,000,000);    2,500
shares of 9% preferred stock ($250,000), and 2,500 shares of variable rate preferred stock ($250,000). The variable rate preferred stock was issued at the rate of 9%. Dividends on the preferred stock for any fiscal year are cumulative only to the extent of 50% of the Company's net after-tax earnings, as defined, for such year.

       Annually,  beginning  in  1995,  the  Company  is  required   to
redeem the preferred stock at $100 per share plus accumulated dividends in an amount equal to a specified portion of after-tax earnings, as defined. Unless dividends on the preferred stock are current, the Company may not declare a dividend on its common shares or redeem or purchase any of its common shares. Under the Note Purchase Agreement, Oce agreed to limitations on the voting and transfer of its stock (including the transfer of such stock to a voting trust, the trustees of which are four of the Company's directors) and Oce was released from its obligation under certain circumstances to make a tender offer for the Company's common stock. As of April 30, 1995, the Company had authorized and issued a total of 15,000 shares of preferred stock.

NOTE 4:  CAPITAL STOCK

       In 1992 the Company entered into a Voting Trust Agreement with Oce. The Voting Trust Agreement required Oce to place the certificates for 1,904,763 of its Common Stock,
less   100  shares,  into  a  voting  trust.   The  trustees   of   the
trust are four directors of the Company. Pursuant to the Voting Trust Agreement, the shares will be voted for matters related to the election of directors in the discretion of
the   voting   trustees  (except  that  such  shares  will   be   voted
for up to two director nominees designated by Oce) and on all other matters by Oce pursuant to a proxy to be granted to it by the voting trustees.

       The Voting Trust Agreement is irrevocable for a period of ten years and may be renewed, at the option of Oce, for additional periods of not more than ten years each. The Voting Trust Agreement will automatically terminate:

  -  with  respect  to  any  such  shares  sold  to  a  party  unrelated to Oce
  - upon the closing of any underwritten public offering of Common Stock which results in not less than $10,000,000 in aggregate sales price of Common Stock having been sold.
  -  upon    the    acquisition    by    any    person    of  beneficial
     ownership  of  as   many  or  more  shares  of  Common   Stock   as
     are owned by Oce.

       Further,   the   Voting  Trust  Agreement  may   be   terminated
by   notice   by   Oce  to  the  voting  trustees  at   anytime   after
October 3, 1995.

       If the Voting Trust Agreement is terminated by notice or is not renewed on its tenth anniversary, Oce is required to make a tender offer for any and all of the shares of Common Stock (including any such shares issued on conversion of Class A Common Stock) at a price per share not less than that defined in the Note Purchase Agreement (Note 3) and calculated using the Company's audited financial statements. If the calculated price per share is less than zero, Oce is not required to make a tender offer.

       If the Voting Trust Agreement is terminated by notice to the voting trustees, the tender offer is required not later than six months after the end of the fiscal year in which the first anniversary of the notice affected the termination. If the agreement is not renewed, the tender offer is required not later than six months after the end of that fiscal year end.

Common Shares
       Common Stock shareholders including the voting trustees have equal voting rights. Actions by a majority of voting trustees constitute the act of the voting trust. Class A Common Stock shareholders have class voting privileges on changes to the Articles of Incorporation and some other specified matters but do not vote on the election of directors. Class A Common Stock is convertible into Common Stock, share for share, at any time.

       Shares   of   Common  Stock  reserved  for  the  conversion   of
the Class A stock were 1,428,572 in 1995 and 1994.

Earnings Per Share
       The earnings (loss) per share computations are based on the weighted average number of common shares outstanding during the year adjusted for the effect of common share equivalents where dilutive. Fully diluted earnings (loss) per share are not presented as the effect of the dilution is less than 3% or is anti-dilutive for the years 1993 - 1995.


Stock Option Plans
       During the year ended April 30, 1994, the Company adopted the 1993 incentive stock option plan covering
500,000    shares   of   its   Common   Stock.    The   Company    also
amended the 1983, 1985 and 1991 plans to add provisions providing that all outstanding stock options will become exercisable upon the occurrence of a change of control or similar event.

       Options   may  be  granted  under  the  1991  and  1993    plans
to officers and key employees of the Company. Additionally, directors of the Company and other persons in business relationships with the Company, such as independent contractors and consultants, may be granted nonqualified options under the 1991 plan. No further options may be granted under the 1979, 1983 and 1985 plans. Incentive stock options may be granted only to Company employees.

       The   option  price  under  the  plans  may  not  be  less  than
the   fair   market  value  of  the  Common  Stock  at  the   date   of
grant, as determined by the Board of Directors, which administers the plans. All options granted under the 1985 plan and any incentive stock options granted under the 1979, 1983, 1991 and 1993 plans may not be exercised prior to one
year   from  date  of  grant  and  expire  ten  years  from  the   date
of grant.



Changes in stock options were as follows:
_______________________________________________________________________
                                    Number of Shares
                              Reserved               Granted

______________________________________________________________________
Balance, April 30, 1993       383,000                224,600
Reserved                      500,000
Granted                                              325,000
Canceled                       (4,800)              (113,800)
                             _________              ________
Balance,April 30,1994         878,200                435,800

Canceled                         (500)               (73,400)
                             _________              _________
Balance, April 30, 1995       877,700                362,400
                             =========              =========

[FN]

At April 30, 1995, options to purchase 204,900 shares of Common Stock were exercisable at $.50 to $5.25 per share.

NOTE 5:  ENGINEERING, RESEARCH AND DEVELOPMENT

      Engineering, research and development costs for the years ended April 30, 1995, 1994 and 1993 are as follows:



___________________________________________________________________________
                              1995               1994            1993
___________________________________________________________________________
Charged to specific
     customer   orders        $  495,887         $  820,614     $1,158,387
Charged to computer
software costs                                                   2,120,999
Charged directly to
   engineering, research
     and   development           522,599          1,124,789        528,268
                              __________         __________     __________
Total cost of engineering,
   research and develop-
     ment   efforts           $1,018,486         $1,945,403     $3,807,654
                              ==========         ==========     ==========


      Revenue recognized under research and development arrangements for the years ended April 30, 1995, 1994, and 1993 was $-0-, $-0- and $383,000 respectively. This revenue was completely offset by costs incurred during the same period.



NOTE 6:  INCOME TAXES

      The provision for income taxes (benefit) includes  the
following:
______________________________________________________________________
                              1995          1994           1993
______________________________________________________________________
Federal:
   Deferred                   $66,700       ($214,100)     ($14,000)
   Currently payable
     (Refundable)              66,700       (  10,509)       14,000
Tax benefit of net
   operating loss
   carryforward               (66,700)                     ( 86,000)
Valuation Allowance                           214,100
                              ________      __________     _________
Total                         $66,700       ($ 10,509)     ($86,000)
                              ========      ==========     =========




     Effective May 1, 1992, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." This statement supersedes SFAS No. 96, "Accounting for Income Taxes." The cumulative effect of adopting SFAS No. 109 on the Company's financial statements was to increase net earnings by $730,000 ($.15 per share) for the year ended April 30, 1993. The effect on earnings was to increase 1993 net income by $100,000.

      Deferred income taxes reflect the net income tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and
(b) net operating loss and tax credit carryforwards. The income tax effects of significant items comprising the Company's net deferred income tax asset as of April 30, 1995 and 1994 are as follows:



________________________________________________________________________
                                    1995             1994
________________________________________________________________________


Net operating loss carryforwards
     Federal                        $2,995,000       $3,025,000
     State                              37,000          138,000
Temporary differences:
     Accrued warranty expense           25,000           21,000
     Inventory capitalization           96,000           82,000
     Other                              44,300       (    2,000)
                                    __________       ___________
Total                               $3,197,300       $3,264,000
     Less Valuation Allowance       (2,434,000)      (2,434,000)
                                    __________       ___________
Net deferred income tax asset       $  763,300       $  830,000
                                    ==========       ===========

      The amounts and expiration dates for the Company's net operating loss carryforwards for income tax return purposes are summarized as follows:

     Year Ending April 30                         Federal
     2002                                      $1,759,000
     2004                                       2,762,000
     2005                                       3,027,000
     2008                                         459,000
     2009                                         803,000
                                               ----------
          Total                                $8,810,000
                                               ==========



NOTE 7:  REVENUES TO MAJOR CUSTOMERS

      On a continuing basis, no single customer accounts for
a   significant  percentage  of  the  Company's  net  sales.
However, net revenues to customers in selected industries as a percent of total revenues are as follows:

_____________________________________________________________________
                               1995     1994      1993
_____________________________________________________________________

Federal Government             18.4%    16.6%     15.0%
Aerospace                      18.8%     5.4%      3.4%
Petroleum                       4.9%     4.4%       .5%
Computer                       10.5%     2.1%      9.5%
Medical                         7.2%    20.6%     13.8%
Manufacturing                  12.4%     3.0%


      Accounts receivable from these customers at April  30,
1995   and  April  30,  1994  were  $778,100  and  $657,100,
respectively.




NOTE 8:  LEASE COMMITMENTS

      The Company leases office and manufacturing facilities and equipment under operating leases. Rent expense was $223,977 (1995), $342,311 (1994), and $339,504 (1993) of
which  $60,281  (1995), $131,268 (1994) and $45,426  (1993), were under short-term cancelable leases.

     As of April 30, 1995, minimum annual payments under all noncancelable long-term operating lease agreements are:
$144,398 (1996), $186,780 (1997),  $166,780 (1998), $170,950
(1999), and $170,950 (2000).

        The Company leases office equipment and software under capital leases. As of April 30, 1995, minimum annual payments under all noncancelable capital lease agreements are: $68,497 (1996) and $26,035 (1997) for a total of
$94,532.    Maintenance  on  these  leases   total   $3,283,
representing net minimum lease payments of $91,250. Interest on these leases represented $11,538 for a present value of net minimum lease payments of $79,712. This is reflected in the balance sheet as current and noncurrent obligations under capital leases of $56,613 and $23,098, respectively. The cost, accumulated depreciation and depreciation expense of assets under capital leases was $206,900, $124,000 and $76,300, respectively at April 30,
1995.

NOTE 9:  DISCONTINUED OPERATIONS

    Effective as of the end of the second quarter of fiscal 1994, the Company discontinued its operations with respect to its Hardware Engineering and Contract Manufacturing product lines. It is limiting its manufacturing to the supply of cards for the micrographic equipment sold in prior years and the parts required to support existing equipment.

       Revenues  from discontinued operations were  $431,000
and $866,000 for fiscal years 1994 and 1993, respectively.

       Previously reported results of operations  have  been
reclassified   to  show  the  effects  of  the  discontinued
operations.

                      ABOUT THE COMPANY

CORPORATE PROFILE

      ACCESS Corporation is dedicated to enhancing the quality of its customers' products by providing world class software solutions for their technical processes. ACCESS' software allows its customers to manage the process of design changes, release of those changes, and the efficient storage, indexing, and retrieval of both engineering drawings and related technical documentation.

       ACCESS   Corporation  primarily  serves   engineering
customers in discrete and process manufacturing. Its applications benefit companies in the medical products, pharmaceutical, computer and electronic, petrochemical, defense, and automotive industries. In addition, companies under strict government regulation have found ACCESS' applications beneficial in organizing and controlling compliance procedures.

      The  Cincinnati-based company has two business  units:
Technical Document Management Systems (TDMS) and Component and Systems Service.

ACCESS HISTORY

      Founded over thirty years ago, ACCESS has designed systems for use by organizations throughout the world. Some have been in continuous use for as long as twenty years.

      ACCESS' early success in automating the handling of document based information positioned the Company to take a leadership role in the evolution of computer technology in the specialized area of imaging and technical document management. As the industry has evolved into more sophisticated products and processes, numerous document management problems have emerged. ACCESS' TDMS business unit addresses these challenges by designing innovative software solutions.

     The  Service  business  is comprised  of  hardware  and
software support to the Company's installed base of customers and third-party maintenance contracts. It also provides media and parts on a nationwide basis to the Company's installed customer base.

ACCESS TDMS BUSINESS UNIT

      ACCESS' application software features three unique products: EDICS/RM (Engineering Document Image Control System/Release Management), EDICS/DM (Engineering Document Image Control System/ Document Management) and ECC (Electronic Change Control) which may be configured to specific organizational needs.

     A powerful database application for managing documents and engineering related information, EDICS processes both text and A through E size drawings that may be scanned or electronically imported from CAD (computer aided design). These documents from multiple sources are integrated into a single system which fully automates the revision process and provides flexible tools for viewing, editing, and printing.

      EDICS also enables a user to comply with regulatory agencies, such as the Food and Drug Administration, by allowing storage and immediate retrieval of product and process information.

     ECC may be added to the EDICS system to improve control over the design and processing changes. It provides advanced functionality to automate the entire document change process, including multiple approval processing and notification, rejection handling, in-process review, approval history, and change-process performance reporting.

   ECC automates a company's entire engineering change control process consistent with its established procedures and operational requirements. ECC correlates change documents with markups and affected drawings for the length of the change cycle. It can be easily configured to facilitate concurrent reviews (now a Computer Aided
Acquisition and Logistics Support, CALS, requirement for many Department of Defense contracts).

   Both EDICS and ECC support effective concurrent engineering environments, which involve the cooperative interaction of design, manufacturing, support personnel, suppliers, and customers. Concurrent engineering reduces time-to-market and increases manufacturability, serviceability, and reliability.


      ACCESS  has  been approved as an Industry  Application
Specialist  by IBM's Industrial Sector Marketing.   In  this
relationship, ACCESS provides EDICS/400 and ECC/400 for use on the IBM AS/400.

      ACCESS also supplies EDICS and ECC in the Unix environment running on IBM's RS/6000 and on both AT&T and Hewlett Packard Unix platforms.

COMPONENT SERVICE

           ACCESS also provides quality field maintenance including hardware and software service on a nationwide basis to the Company's installed customer base.

   In addition to maintaining ACCESS-installed systems, ACCESS' service group also maintains non-ACCESS electronic and electromechanical equipment such as card embossers, microfiche duplicators, microfilm scanners, large drawing format scanners and highly sophisticated 5-1/4" and 12" laser drives.

      ACCESS continues to pursue additional third-party service opportunities with manufacturers of electronic and electromechanical products who require a rapid on-site service response but whose customer base is not large enough to support a nationwide service network.


SALES

     ACCESS systems have been installed in 48 states, Japan, Europe, Australia, Canada, Mexico, Jamaica, Puerto Rico, the Middle East, China, and the former Soviet Union. Sales in and outside the United States are handled predominantly on a direct basis. There is no recurring geographic market concentration with respect to the sales of ACCESS systems in the United States, and in fiscal year 1995, not more than 13% of the Company's sales were derived from customers in any single state.

     ACCESS' primary marketing focus is the sale of its TDMS products to manufacturers and other users of technical documentation. No single customer accounts for a significant percentage of the Company's revenues on a continuing basis, although sales of ACCESS' systems to various agencies of the federal government represented 18% of 1995 revenues and 17% of 1994 revenues. These revenues represented numerous federal contracts.

COMMON SHARES

      Currently there is no established market for the Company's Common Shares and the Company is not aware of any reported bid quotations. The Company has not paid, and has no plans to pay, dividends on its Common Shares. The number of holders of record of ACCESS Corporation's Common Shares as of April 30, 1995, was 389.

FORM 10-K AVAILABLE

      An Annual Report on Form 10-K will be filed with the Securities and Exchange Commission detailing the activities, management, and financial results of ACCESS Corporation for the fiscal year ending April 30, 1995. A shareholder may obtain a copy of this report at no charge by writing to ACCESS Corporation, 4350 Glendale-Milford Road, Suite 250, Cincinnati, Ohio 45242, Attention: Treasurer.

Board of Directors

Kent P. Friel
Chairman of the Board
President, Schonberg
   Associates, Inc.
Cincinnati, Ohio

Scott D. Watkins
President and Chief
   Executive Officer

Newton D. Baker
Executive Vice President
   and Treasurer

James H. Hardie
Partner in law firm
   of Reed Smith Shaw
   & McClay
Pittsburgh, Pennsylvania

Robert J. Kalthoff
Chairman of the Kalthoff
   Group, Inc.
Cincinnati, Ohio

Dennis J. Sullivan, Jr.
Executive Counselor
Dan Pinger Relations, Inc.
Cincinnati, Ohio

John W. Weil
President
Weil Associates, Inc.
Bloomfield Hills, Michigan


Officers

Scott D. Watkins
President and Chief
  Executive Officer

Newton D. Baker
Executive Vice President
  and Treasurer

Kim Bollinger
Vice President,
   Customer Services


James M. Anderson
Secretary, Partner in law
   firm of Taft, Stettinius
   & Hollister
Cincinnati, Ohio


Shareholder Information

Transfer Agent/Registrar
Fifth Third Bank
Fifth Third Center
Corporate Trust
Cincinnati, OH  45263

Independent Auditors
Deloitte & Touche LLP
250 East Fifth Street
Cincinnati, Ohio
45201-5340

General Counsel
Taft, Stettinius & Hollister
1800 Star Bank Center
Cincinnati, Ohio  45202

Patent Counsel
Wood, Herron & Evans
2700 Carew Tower
Cincinnati, Ohio  45202