Form 10-K405, Exhibit 13
period 1996-04-30
ACCESS CORP
filed 1996-07-25
CIK 1988


Contents



Letter to Shareholders						                                            1

Selected Financial Data	                                         						 7

Management's Discussion and Analysis of Financial
Condition and Results of Operations			                               		 8

Independent Auditors' Report		                                      				11

Statements of Operations	                                          					12

Statements of Capital Stock and Other Stockholder's Equity            		13

Balance Sheets						                                                  		14

Statements of Cash Flows		                                          				15

Notes to Financial Statements					                                     	16

Corporate Profile				                                                			20

ACCESS Directors, Officers and Shareholder Information                  22



To Our Shareholders:


By all accounts, Fiscal Year 1996 was an extremely successful year for your company. In large part due to a successful acquisition in July 1995, revenue and profits improved dramatically over FY ended April 30, 1995. We continued several very positive trends in efficiency, profitability and cash balances. Each of our two business units contributed to this success. Our Electronic Document Management System (EDMS) business experienced tremendous revenue growth facilitated by the acquisition of CimSoft Inc. The Customer Support business once again added numerous new accounts in both the Third Party Hardware and Software Maintenance areas.


Financial Success:

It is a pleasure to report the financial results of our business for FY 1996. Revenue increased by 44% to $8.7 million, the highest in 4 years. This was primarily due to a tremendous 198% increase in EDMS business, growing from $1.3 million in FY 1995 to $3.8 million in FY 1996. Customer Support revenue grew a modest 3% overall to $4.9 million in FY 1996, camouflaging a dynamic shift in this business to third party maintenance from proprietary product maintenance.


Net profit after tax improved by 58% to $205,000, owing largely to a significant improvement in contribution profit from the EDMS business unit. Operating efficiencies, as measured by revenue per employee, also played an important part in our profit growth. Continuing a 4 year trend of improvement, revenue per employee grew an incredible 48% to $175,000 in FY 96, well above the average for our industry.

Access' cash balance at year end increased by 134% to over $2 million, with operating activities providing $1.6 million of cash. This is the third year in a row of significant cash balance growth. Profitability combined with large non-cash amortization of capitalized software and tax loss carry forward benefits continue to produce positive cash results. As the chart below shows, removing the effects of these non-cash items reveals the steady growth in the bottom line performance from continuing operations of your company over the past 4 years.


CimSoft Acquisition:

Perhaps the most dramatic change in your company this past year occurred on July 31, 1995, when we completed the acquisition of CimSoft Inc. Only months old at the time, CimSoft was established by former employees of the Cimage Corporation. A competitor of

Access, Cimage had recently fallen on hard times and had been purchased by Tarmac PLC, a $4 billion construction company headquartered in the United Kingdom. By acquiring CimSoft, Access became the exclusive North American distributor for the Cimage product line, an industry leading EDMS software product offering. Although CimSoft had no revenue, Access purchased the opportunity to support and market to a sizable customer base in the US. We also acquired an excellent sales organization located in an Irvine, California office providing us an important presence on the west coast.

Our Customer Support staff rose to the challenge, providing support to Cimage customers within days of the acquisition. Financially, the acquisition has been very successful. The purchase price has been fully recovered through collection of Cimage receivables, and the Cimage related revenue has grown quickly and been profitable. In fact, Cimage related revenue (software, services and hardware) accounted for 42% of Access' revenue in Fiscal Year 1996.

Tarmac PLC established a separate business unit for the Cimage product line, Cimage Enterprise Systems (CES), the new incarnation of the Cimage organization, is a part of the Professional Services Division of Tarmac PLC. CES is investing heavily in product development and worldwide marketing. Access and CES have an excellent working relationship.


EDMS Business Unit

Access' EDMS business unit benefited from significant investments in Fiscal Year 1996. The acquisition of CimSoft combined with becoming the exclusive North American distributor for the Cimage product line provided an opportunity to rapidly grow this business. In addition to acquisition costs, we also invested heavily in EDMS Sales and Marketing, increasing these operating expenses by 130% over the previous year. The investments paid off almost immediately as EDMS revenue jumped by 198% to $3.8 million in FY 1996. EDMS sales staff productivity also increased nearly 100%, as EDMS revenue per EDMS sales employee grew to $550,000 in FY 1996.

Much of this growth resulted from the Cimage product line. The large installed base of Cimage customers in North America is very happy with the functionality and quality of the product as well as the high level of support provided by Access' Customer Support organization. As a result, there is a strong market for add-on purchases of software and services. With strong, referenceable installations in our target markets of Manufacturing, Petrochemicals, and Utilities, we have a solid foundation for increasing this installed base in FY 1997.

Access' own EDICS/400 EDMS product also continues to expand at existing customer sites. The product is still the only full function EDMS product running on IBM's AS/400 platform. Product quality and reliability are exceptional, and functionality is competitive, if not advanced in the areas of Engineering Change Control and Life Cycle Management. Although the AS/400 market is much smaller than that for UNIX based systems, it has a strong, loyal following. We continue to look for ways of working with IBM sales & marketing staff to market this product line. EDICS/400 is particularly strong in providing regulatory compliance, especially for FDA and OSHA (hazardous materials) regulated industries.

Customer Support Business Unit


A modest 3% growth in revenue masks the dramatic changes that are taking place in our Customer Support business unit. As Access' older proprietary hardware systems are replaced by newer technologies, maintenance revenue from this hardware steadily decreases. This trend is inevitable, and has been evident for several years. In response, our Customer Support business unit began an intense program to offer very high quality, flexible,
quick response third party maintenance services.   We focused on
markets such as scanners, plotters, optical juke boxes, and similar electromechanical products. The results have been a continual increase in Third Party Maintenance revenue in each of the last 4 years.



Our Customer Support organization continues to focus on providing exceptional levels of customer satisfaction. We now support over 600 customers worldwide, covering 117 cities in the US alone. We can add coverage to new cities within 5 days. Access provides 24 hour, 7 days per week, 365 days per year toll free dispatch for our customers. Our Support Partner program offers immediate, high quality customer support services for vendors who do not have this capability. Currently we have 9 companies who have chosen Access to take care of their customers. Perhaps the success of this program is best expressed in a letter of recommendation from one of our Support Partners:

"The people at Access Corporation.seem to be better equipped to adapt to individual customer wants and needs than any other maintenance provider I have been associated with. Their technical support staff.know that the customer's needs come first."


Access Customer Locations
Over 600 Customers in 117 Cities

Business Strategy for the Future:


Your management's objectives have been and continue to be to provide value and liquidity for Access' shareholders. Our performance in Fiscal Year 1996 is another important step toward that goal. Culpepper & Associates, a leading consulting and research firm in the software industry, annually publishes "Financial Operating Ratios for Software Companies". In their most recent edition, they conclude that "as the software industry continues to mature, companies are shifting their staffing efforts towards customer support and professional services." Furthermore, their analysis indicates that the most profitable firms in the software industry are those with high sales growth rates (20% - 30% per year). The financial performance of Access in Fiscal Year 1996 reflects these conclusions. These principles also provide the foundation for Access's business strategy for growth:

1. Provide very high quality products, support and services.
2. Very high levels of customer satisfaction.
3. Provide an ever increasing array of solutions to our existing customers.
4. Acquire new customers and solutions.
5. Focus on our existing market space.
6. Focus on quarterly and annual increases in profitability.


We believe that our current operations offer solid revenue growth opportunities. However, the growth potential inherent in current operations falls short of the growth targets we believe are necessary to achieve our shareholder goals of value and liquidity. As a result, we have been actively seeking additional acquisitions that can contribute to your company's growth. Our search is focused on companies that can profitably provide:

1. Additional on-going service revenue.
2. Additional customers to which we can sell our existing products and services.
3. Additional solutions (products and services) that we can sell to our customers.

Fiscal Year 1996 was an extremely successful year for your company, in large part due to the successful acquisition in July 1995 (For additional information about Fiscal Year 1996 and our future, please see the Management Discussion and Analysis elsewhere in this report). Healthy cash flow and cash balances combined with zero bank borrowing give your company the ability to aggressively pursue additional revenue and profit growth opportunities in Fiscal year 1997.

Sincerely,



SCOTT D. WATKINS
- --------------------------------------------
Scott D. Watkins
President and Chief Executive Officer


ACCESS CORPORATION
SELECTED FINANCIAL DATA
FOR THE YEARS ENDED          April 30, 1996    April 30 1995     April 30 1994    April 30 1993   April 30 1992

Summary of Earnings (Loss) from Operations

Net Sales                    $   8,704,452     $  6,041,782      $  6,896,352     $  7,020,074    $  8,744,752
Gross Profit                     3,310,059        2,352,750         2,573,260        2,871,200       3,836,484
Gross Profit as percentage
    of net sales                       38%              39%               37%              41%             44%
Interest Expense                     9,378           31,911            26,450           53,246           7,543
Net Earnings (Loss) from
    Continuing Operations          205,021          129,370          (551,376)         (23,947)        889,808
Net Earnings (Loss) before
    cumulative effect of
    accounting change              205,021          129,370          (615,239)        (182,731)        614,008
Cumulative effect of
    accounting change                                                                  730,000
Net Earnings (Loss)                205,021          129,370          (615,239)         547,269         614,008
Preferred Dividend                 102,510           64,685              -                -               -
Income(loss) applicable to
    common shares            $     102,511     $     64,685      $   (615,239)    $    547,269    $    614,008
                               ===========      ===========       ===========       ===========    ===========
Average common and common
    share equivalents
    outstanding                  4,865,559        4,865,559         4,865,559        4,865,559       4,865,559

Per Common Share Statistics

Net Earnings (Loss) from
    Continuing Operations    $        0.02     $       0.01      $      (0.11)   $      (0.00)    $       0.18
Net Earnings (Loss) before
    cumulative effect of
    accounting change                 0.02             0.01             (0.13)          (0.04)            0.13
Cumulative effect of
    accounting change                                                                    0.15
                               -----------      -----------       -----------      -----------     -----------
Net Earnings (Loss)          $        0.02     $       0.01      $      (0.13)    $       0.11    $       0.13
                               ===========      ===========       ===========       ===========    ===========

Balance Sheet Data

Working Capital              $   2,925,217     $  1,734,779      $    695,922     $    342,444    $  1,193,459
Working Capital Ratio                3.0:1            3.3:1             1.7:1            1.1:1           1.5:1
Total Assets                     6,241,633        5,129,248         5,132,511        7,242,855       5,027,295
Long-term debt                                                                                         250,000
Mandatorily redeemable
    preferred stock              1,500,000        1,500,000         1,500,000        1,500,000

Capital Stock and Other
    Stockholders' equity     $   2,586,024     $  2,483,512      $  2,418,826     $  3,035,419    $  2,488,150



MANAGEMENT'S DISCUSSION AND ANALYSIS
RESULTS OF OPERATIONS

NET REVENUES
(In thousands)
                        1996    Change          1995    Change         1994
Net Revenues            $8,704    44%           6,042     (12%)        $6,896

   ACCESS Corporation has two primary lines of business. Over the years the Company has built a substantial customer support business. This business services,on a nationwide basis, hardware and, on a national and international basis, software for the Company's installed base of customers and third parties. The Company is also a leader in the Electronic Document Management Systems (EDMS) software business. In this line of business, the Company develops and markets software solutions for its customers' technical processes.

   The fluctuations in the Company's revenues overall are a result of the changes in its EDMS operations. System sales from these operations were $3,800,800, $1,275,000, and $2,189,200 in fiscal years 1996, 1995 and 1994, respectively. These sales represented 44%, 21% and 32% of total revenues, respectively. The increase between 1995 and 1996 sales was the result of the acquisition of CimSoft Incorporated, a distributor of Cimage Software and services.

   The Company continues to have a stable base of revenue and profits from its service operations. Service sales are comprised of hardware and software support to the Company's installed base of customers and some third-party maintenance contracts. Service sales were $4,768,800, $4,538,900 and $4,320,300 in fiscal years 1996, 1995 and 1994, respectively. These sales made up 55%, 75% and 63% of total revenues in these fiscal years, respectively. The decrease in the percentage of total sales in fiscal 1996 reflects the increase in sales in the EDMS line of business.

   Effective at the beginning of the third quarter of fiscal 1994, the Company discontinued its operations with respect to its Hardware Engineering Services and Contract Manufacturing line of business. It is limiting its manufacturing to supplying cards for the micrographic equipment sold in prior years and the parts required to support existing equipment. In 1994 the Company completed or transferred to third parties all contracts and commit-ments for its Engineering and Contract Manufacturing customers.

   Revenues from the continuing manufacturing operations, a support group to the Service line of business, were $134,800, $227,800 and $386,800 in fiscal years 1996, 1995 and 1994, respectively which were 1%, 4% and 5% of the total revenues in these fiscal years, respectively.

   In fiscal year 1996 sales to the U.S. commercial market continued to exceed those to the federal government and international markets. Sales to the U.S. commercial market represented 88% of the total revenue in fiscal 1996, compared with 78% in fiscal 1995 and 73% in fiscal 1994. The federal government accounted for 11% of total revenue in fiscal 1996, compared with 18% in 1995 and 17% in 1994. This reflects the Company's emphasis on marketing to the commercial market. Sales to international markets accounted for 1% of fiscal 1996 revenues, compared with 4% in 1995 and 10% in 1994.

Gross Profits
   (In Thousands)            1996     Change       1995     Change    1994
Gross Profits                $3,310.1   41%        $2,352.8  (8%)    $2,573.3
Percentage of net revenues           38%                   39%          37%

	The above Gross Profits for 1996, 1995 and 1994 were net of $673,700, $673,700 and $839,900 of amortization of computer software costs, respective-ly. EDMS gross margins before amortization in fiscal 1996 were 46%, which was a increase from fiscal 1995 level of 43% and an decrease from the fiscal
1994 level of 59%.  EDMS gross margins after amortization in fiscal 1996 were 28%, which was an increase from fiscal 1995 and 1994 levels of (10%) and 20%, respectively. Service gross margins of 46% decreased from fiscal 1995 and 1994 levels of 55% and 53%, respectively. This decrease in gross margin in fiscal 1996 is the result of the CimSoft acquisition. The Cimage software maintenance requires the Company to pay a royalty to the proprietor of the Cimage software. Manufacturing gross margins of (75%) in fiscal year 1996 were less favorable than those reported in fiscal years 1995 of 1% and in fiscal 1994 of (45%).

	Selling, general and administrative expenses increased from $1,528,500 in fiscal 1995 to $2,433,400 in fiscal 1996. The primary contributor to this increase in expenses was the increase in personnel and related expenses. CimSoft,Incorporated had a sales office and personnel in Irvine, California, which the Company took at the time of the acquisition.

	Engineering, Research and Development (R&D) expenditures were incurred for maintaining and upgrading existing products. Engineering and development expenses for the current period increased from $592,500 in fiscal 1995 to $611,300. Fiscal 1996 operating expenses for R&D were 3% higher than fiscal 1995 and 46% lower than fiscal 1994. In fiscal 1994 the Company completed the development work on the AS/400.

	The Net Income Before Income Tax in fiscal 1996 of $310,600 increased $114,600 over that of fiscal 1995. The Company's gross margin decreased 1% in fiscal 1996. The Company increased operating expenses by $923,700 in fiscal 1996. Revenues increased more than cost of goods sold and operating expenses, thus yielding the above increase in the net income before income tax in fiscal 1996.

	The Company provided $105,600 of income taxes in fiscal 1996. This expense resulted in a reduction in deferred income tax benefits.

LIQUIDITY AND CAPITAL RESOURCES
	In fiscal 1996, the Company provided approximately $1,621,500 of cash from operating activities. The Company did not utilize the bank line of credit. The result was a cash balance of $2,071,800 and zero bank borrowing at April 30, 1996.

        Accounts receivable decreased approximately $163,000 during fiscal 1996. This decrease is the result of a steady flow of sales throughout fiscal 1996.

	Inventories at April 30, 1996 decreased approximately $224,400 from the balance at April 30, 1995. This decrease is primarily due to the completion of projects for the EDMS product line.

	Accounts Payable at April 30, 1996 increased approximately $86,200 from April 30, 1995. This increase reflected primarily the spending required to resell the Cimage product line.

        Prepaid maintenance contracts at April 30, 1996 increased approx-imately $294,300 from April 30, 1995. This increase reflected the increase in annual prepaid maintenances for the Cimage product line.

	The Company requires progress payments on its large EDMS System orders based on predetermined events. Reported as current liabilities, these progress payments totaled approximately $408,500 at April 30, 1996, which represents a decrease of approximately $449,000 from April 30, 1995.

	Working capital on April 30, 1996 was $2,925,200, compared with $1,734,800 on April 30, 1995. The Company has a loan agreement which provides for a line of credit through April 7, 1998 (See Note 2 of the Notes to the Financial Statements). The bank line of credit was $400,000 at April 30, 1996, of which none was outstanding.

	The Company's plans are structured so that revenues from its AS/400 and Cimage products, in combination with those from its recurring service business, are expected to provide the cash flow required to operate the Company.

	The Company's assets currently include $1,068,900 of net realizable value for the computer software development of the AS/400 product line.
This software is currently being amortized at the greater of 33% of the AS/400 software revenue or $56,100 per month. These computer software development costs will be fully amortized no later than November 1997.
At this point in time, there is a market for the Company's AS/400 software product line. However, there is no assurance that this market will continue through November 1997. If it becomes apparent that net realizable value of this asset on the Company's books will not be supported by sufficient future revenue, the Company will write down the book value of the software and take this write-down as an expense in the period in which it occurs.

	While Access has just completed a very successful year and is well positioned for the future, the Company is relatively a small player in the technically dynamic market which is populated by large players like Microsoft and IBM, as well as many middle and small size firms. In this fragmented market, a great many companies are competing for each new customer order. Access faces a future filled with opportunities but also filled with a great many risks, many of which are beyond its control.

Independent Auditors' Report

Stockholders and Board of Directors:

     We have audited the accompanying balance sheets of ACCESS Corporation as of April 30, 1996 and 1995, and the related statements of operations, of capital stock and other stockholders' equity and of cash flows for each of the three years in the period ended April 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ACCESS Corporation as of April 30,1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended
April 30, 1996, in conformity with generally accepted accounting principles.


DELOITTE & TOUCHE LLP
- ---------------------
Deloitte & Touche LLP
Cincinnati, Ohio
May 24, 1996

ACCESS CORPORATION
STATEMENT OF OPERATIONS
FOR THE YEARS ENDED APRIL 30, 1996, 1995 AND 1994

                                                                1996           1995           1994
REVENUE:
  System Sales                                                  $3,800,795     $1,274,996     $2,189,248
  Service                                                        4,768,837      4,538,938      4,320,323
  Manufacturing                                                    134,820        227,848        386,781
                                                                 ---------      ---------      ---------
        Total                                                    8,704,452      6,041,782      6,896,352
                                                                 ---------      ---------      ---------
COST:
 System sales, exclusive of amoritization shown separately below 2,052,266        729,965        902,566
  Service                                                        2,432,402      2,059,347      2,020,136
  Manufacturing                                                    236,022        226,016        560,486
                                                                 ---------      ---------      ---------
        Total                                                    4,720,690      3,015,328      3,483,188
                                                                 ---------      ---------      ---------
GROSS PROFIT BEFORE AMORTIZATION                                 3,983,762      3,026,454      3,413,164

AMORTIZATION OF COMPUTER SOFTWARE COST                             673,704        673,704        839,904
                                                                 ---------      ---------      ---------
GROSS PROFIT                                                     3,310,058      2,352,750      2,573,260

OPERATING EXPENSES:
  Selling, general and administrative                            2,433,376      1,528,460      2,007,953
  Engineering, research and development                            611,295        592,504      1,124,789
                                                                 ---------      ---------      ---------
OPERATING INCOME (LOSS)                                            265,387        231,786       (559,482)

OTHER INCOME(EXPENSE)                                               54,612         (3,805)        24,047
INTEREST EXPENSE                                                    (9,378)       (31,911)       (26,450)
                                                                 ---------      ---------      ---------
EARNINGS (LOSS) FROM CONTINUING OPERATIONS
  BEFORE INCOME TAXES                                              310,621        196,070       (561,885)

INCOME TAXES (BENEFIT) (Note 6)                                    105,600         66,700        (10,509)
                                                                 ---------      ---------      ---------
NET EARNINGS (LOSS) FROM CONTINUING  OPERATIONS                    205,021        129,370       (551,376)

DISCONTINUED OPERATIONS (Note 9):
  Net loss from operations of discontinued E&M business                                          (73,812)

  Income on disposal of discontinued operations                                                    9,949
                                                                 ---------      ---------      ---------
NET EARNINGS (LOSS)                                                205,021        129,370       (615,239)

PREFERRED DIVIDEND                                                 102,510         64,685           -
                                                                 ---------      ---------      ---------
INCOME (LOSS)  APPLICABLE TO COMMON SHARES                      $  102,511     $   64,685     $ (615,239)
                                                                 =========      =========      =========
WEIGHTED AVERAGE NUMBER OF COMMON SHARES                         4,865,559      4,865,559      4,865,559

PER COMMON SHARE AND COMMON SHARE EQUIVALENT (Note 4):
  Net earnings (loss) from continuing operations                $     0.02     $     0.01     $    (0.11)

  Net earnings (loss)                                           $     0.02     $     0.01     $    (0.13)
                                                                 =========      =========      =========


See notes to financial statements.


ACCESS CORPORATION

STATEMENTS OF CAPITAL STOCK AND OTHER STOCKHOLDERS' EQUITY
APRIL 30, 1996, 1995 AND 1994
                                                                                             Additional       Retained
                                    Treasury            Common              Class A Common       Paid-in         Earnings
                                Shares   Amount     Shares      Amount     Shares     Amount     Capital        (Deficit)
                               --------------------------------------------------------------------------------------------
BALANCE, April 30, 1993        16,270    $(15,383)  3,453,257   $345,326   1,428,572  $142,857  $10,826,201    $(8,263,580)

  Deferred compensation under
   restricted stock plan                                                                           (1,354)
  Net loss                                                                                                        (615,239)
                               ------    --------   ---------   --------   ---------  --------  -----------    ------------
BALANCE, April 30, 1994        16,270     (15,383)  3,453,257    345,326   1,428,572   142,857   10,824,847     (8,878,819)

  Class One Preferred Stock
    dividends                                                                                       (64,685)
  Net earnings                                                                                                     129,370
                               ------    --------   ---------   --------   ---------  --------  -----------    -----------
 BALANCE, April 30,1995        16,270     (15,383)  3,453,257    345,326   1,428,572   142,857   10,760,162     (8,749,449)

  Class One Preferred Stock
     dividends                                                                                     (102,510)
 Conversion of Class A Common
     Stock to Common Stock                          1,428,572    142,857  (1,428,572) (142,857)
 Net earnings                                                                                                      205,021
                               ------    --------   ---------   --------   ---------  --------  -----------    -----------
BALANCE, April 30, 1996        16,270    $(15,383)  4,881,829   $488,183       -      $   -     $10,657,652    $(8,544,428)
                               ======    ========   =========   ========   =========  ========  ===========    ===========


See notes to financial statements.



ACCESS CORPORATION


BALANCE SHEETS
APRIL 30, 1996 AND 1995
                                                               LIABILITIES AND CAPITAL STOCK AND
ASSETS                                    1996       1995      OTHER STOCKHOLDERS' EQUITY                       1996       1995

CURRENT ASSETS:                                                 CURRENT LIABILITIES:
  Cash and cash equivalents             $2,071,772 $  883,487   Accounts payable                              $ 285,703  $  95,864
  Accounts receivable, less allowance                           Accrued salaries, wages and commissions         367,282    120,054
    for doubtful accounts of $189,685 in 1996                   Accrued taxes                                    22,400     24,429
    and $18,100 in 1995 (Note 2):        1,890,673  1,015,811   Accrued warranty expense                           -        44,275
  Inventories (Note 2):                                         Other accrued liabilities                        49,385     40,256
    Raw materials and purchased parts       64,553     79,495   Accrued Royalty                                 291,192     37,427
    Work-in-process                        102,900    318,598   Advances from customers                         408,460    339,456
    Finished goods                          21,057     14,772   Capital leases                                   19,599     56,613
                                        ----------  ---------                                                 ---------  ---------
      Total inventories                    188,510    412,865     Total current liabilities                   1,444,021    758,374
  Prepaid expenses                         106,283     68,990
  Deferred income tax, net of valuation                       PREPAID MAINTENANCE CONTRACTS                     609,078    299,578
     allowance of $300,000 (Note 6)        112,000    112,000
                                        ----------  ---------
        Total current assets             4,369,238  2,493,153 CAPITAL LEASES                                      -         23,099

EQUIPMENT AND LEASEHOLD                                       MANDATORY REDEEMABLE CLASS ONE
  IMPROVEMENTS (Note 2):                                       PREFERRED STOCK (Note 3)                       1,500,000  1,500,000
  Computer hardware and software         1,449,310  1,952,220  Preferred Dividends - Accrued                    102,510     64,685
  Machinery and equipment                  503,337    503,337
  Office and service equipment             364,492    313,431  CAPITAL STOCK AND OTHER
  Leasehold improvements                    13,405      5,000  STOCKHOLDERS' EQUITY (Notes 2,4):
  Tools, dies and fixtures                 115,013    115,013  Capital Stock:
                                        ----------  ---------   Common Stock, no par value,authorized,Ep
        Total                            2,445,557  2,889,001   8,000,000 shares; issued and outstanding
  Less accumulated depreciation          2,187,785  2,646,833   4,881,829 in 1996 and 3,453,257 shares in 1995  488,183    345,325
                                        ----------  ---------  Class A Common Stock, no par value,
     Net equipment and leasehold                                authorized 2,000,000 shares; issued and
        improvements                       257,772    242,168   outstanding 1,428,572 shares in 1995                       142,857
                                                               Additional paid-in capital                    10,657,652 10,760,162
COMPUTER SOFTWARE COSTS, net of                                Deficit from April 1, 1985                    (8,544,428 (8,749,449)
  accumulated amortization of $2,299,595 in                    16,270 Common Stock shares in treasury,
  1996 and $1,625,891 in 1995            1,068,923  1,742,627   at cost                                         (15,383)   (15,383)
                                                                                                             ---------- ----------
                                                                   Total capital stock and other
DEFERRED INCOME TAX BENEFIT,                                         stockholders' equity                     2,586,024  2,483,512
  net of valuation allowance of $2,134,000 in                                                                ----------  ---------
  1996 and 1995 (Note 6)                   545,700    651,300
                                         ---------  ---------
TOTAL                                   $6,241,633 $5,129,248   TOTAL                                        $6,241,633 $5,129,248
                                        ==========  =========                                                ========== ==========


See notes to financial statements.



ACCESS CORPORATION

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED APRIL 30, 1996, 1995 AND 1994

                                                          1996          1995          1994

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net earnings (loss)                                     $  205,021    $  129,370    $ (615,239)
  Adjustments to reconcile net earnings to net cash
    provided by operating activities:
  Amortization                                               673,704       673,704       839,904
  Depreciation                                               143,027       139,819       254,943
  Deferred income taxes                                      105,600        66,700
  Deferred compensation under restricted stock plan                                       (1,354)
  Loss (gain) on disposal of fixed assets                      1,111         7,028        (3,608)
  Prepaid maintenance contracts                              294,324       100,606        66,704
  Change in assets and liabilities:
    Accounts receivable                                      162,968      (124,211)    1,106,941
    Inventories                                              224,355       103,163        60,411
    Prepaid expenses                                         (37,293)       37,672        70,470
    Accounts payable                                          86,215       (62,481)     (133,824)
    Accrued liabilities                                      211,417       (54,023)     (283,155)
    Advances from customers                                 (448,994)       30,151      (449,309)
                                                          ----------    ----------    ----------
        Net cash provided by operating activities          1,621,455     1,047,498       912,884
                                                          ----------    ----------    ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Acquisition of business, net of cash received             (148,629)
  Capital additions                                         (166,010)      (22,779)      (84,316)
  Proceeds from disposal of fixed assets                       6,267         2,156        22,459
                                                          ----------    ----------    ----------
        Net cash used in investing activities               (308,372)      (20,623)      (61,857)
                                                          ----------    ----------    ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Repayments on bank line of credit                                        (71,807)     (848,959)
  Dividends on Class One Preferred Stock                     (64,685)
  Payments on capital leases                                 (60,112)      (75,081)      (52,068)
                                                          ----------    ----------    ----------
        Net cash used in financing activities               (124,797)     (146,888)     (901,027)
                                                          ----------    ----------    ----------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS           1,188,286       879,987       (50,000)

CASH AND CASH EQUIVALENTS, Beginning of year                 883,487         3,500        53,500
                                                          ----------    ----------    ----------
CASH AND CASH EQUIVALENTS, End of year                    $2,071,773    $  883,487    $    3,500
                                                          ==========    ==========    ==========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW
  INFORMATION:
  Cash paid for interest                                  $   31,911    $   31,911    $   26,616

  During 1994, the Company entered into capital leases totaling $206,860 (Note 8).

  Dividends declared but unpaid on Class One Preferred Stock totaled
  $102,510 (1996) and $64,685 (1995)


See notes to financial statements.


NOTES TO FINANCIAL STATEMENTS                              ACCESS Corporation
for the years ended April 30, 1996, 1995 and 1994


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

Computer Software Development Costs

     Computer software development costs are recorded in accordance with Statement of Financial Accounting Standards No. 86, Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed. Costs incurred up to the point of establishing technological feasibility are expensed currently. Costs incurred after establishment of technological feasibility were capitalized. Amortization of these capitalized costs began in March 1993 when the products were released to customers and are to be amortized over a period not to exceed five years. Amortization expense was $673,704, $673,704 and $839,904 for fiscal years 1996, 1995 and 1994, respectively.

Use of Estimates

     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

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

Stock-Based Compensation

    The FASB issued  Statement of Financial Accounting Standards No.
123 - Accounting for Stock-Based Compensation in October 1995. The standard defines a fair-value based method of accounting for stock-based compensation but permits compensation expense to continue to be measured using the intrinsic value-based method previously used. The Company intends to continue measuring compensation expense using the intrinsic value-based method and under the provisions of the standard, which must be adopted in 1997, will be required to make pro forma disclosures of net income and earnings per share as if the fair value method had been used.

Note 2:  Bank Line of Credit

     The Company's current line of credit agreement ($400,000 as of April 7, 1996) extends through April 7, 1998. Borrowings under the agreement bear interest at one percent over the prime rate, 8 1/4% at April 30, 1996. Borrowing is based upon the levels (as set forth in the loan agreement) of eligible accounts receivable. To secure any borrowing, the Company has pledged accounts receivable, inventories, fixed assets, and general intangibles. The agreement contains restrictive and other covenants which require the Company to maintain certain levels of indebtedness to net worth, current ratio and cash flow from operations. It also restricts new borrowings, capital expenditures, and dividends on its capital stock.


- ---------------------------------------------------------------------------------
                                       1996            1995          1994
- ---------------------------------------------------------------------------------
   Maximum borrowings
     during the year                   $   -0-         $127,354    $790,249
   Average outstanding balance
     during the year                   $   -0-         $ 27,956    $302,652
   Weighted average
     interest rate                                         9.1%        7.5%
     (determined on a monthly basis)


Note 3:  Mandatorily Redeemable Preferred Stock and Notes Payable

     On October 28, 1991, the Company entered into a Note Purchase Agreement with Oce-van der Grinten, N.V. ("Oce"), which provided for borrowing by the Company of up to $1.5 million to fund a major software development project. On August 26, 1992, $1,000,000 of then outstanding notes were redeemed in exchange for 10,000 shares of mandatorily redeemable Class One Preferred Stock. In April 1993, the Company issued to Oce an additional 5,000 shares of mandatorily redeemable Class One Preferred Stock for $500,000.

     The Class One Preferred Stock is divided into three series: 10,000 shares of 7% Class One Preferred Stock ($1,000,000); 2,500 shares of 9% Class One Preferred Stock ($250,000), and 2,500 shares of variable rate Class One Preferred Stock ($250,000). The variable rate Class One Preferred Stock was issued at the rate of 9%. Dividends on the Class One Preferred Stock for any fiscal year are cumulative only to the extent of 50% of the Company's net after-tax earnings, as defined, for such year.

     Annually, beginning in 1995, the Company is required to redeem the Class One Preferred Stock at $100 per share plus accumulated dividends in an amount equal to a specified portion of after-tax earnings, as defined. Unless dividends on the Class One Preferred Stock are current, the Company may not declare a dividend on its common shares or redeem or purchase any of its common shares. Under the Note Purchase Agreement, Oce agreed to limitations on the voting and transfer of its stock (including the transfer of such stock to a voting trust, the trustees of which are four of the Company's directors) and Oce was released from its obligation under certain circumstances to make a tender offer for the Company's common stock. As of April 30, 1996, the Company had authorized and issued a total of 15,000 shares of Class One Preferred Stock. The Company was not required to and has not redeemed any Class One Preferred Stock in Fiscal 1996.

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

     The Voting Trust Agreement is irrevocable for a period of ten years and may be renewed, at the option of Oce, for additional periods of not more than ten years each. The Voting Trust Agreement will automatically terminate:

*   with respect to any such shares sold to a party unrelated to Oce
* upon the closing of any underwritten public offering of Common Stock which results in not less than $10,000,000 in aggregate sales price of Common Stock having been sold.
* upon the acquisition by any person of beneficial ownership of as many or more shares of Common Stock as are owned by Oce.

     Further, the Voting Trust Agreement may be terminated by notice by Oce to the voting trustees at anytime after October 3, 1995.

     If the Voting Trust Agreement is terminated by notice or is not renewed on its tenth anniversary, Oce is required to make a tender offer for any and all of the shares of Common Stock at a price per share not less than that defined in the Note Purchase Agreement (Note 3) and calculated using the Company's audited financial statements. If the calculated price per share is less than zero, Oce is not required to make a tender offer.

     If the Voting Trust Agreement is terminated by notice to the voting trustees, the tender offer is required not later than six months after the end of the fiscal year in which the first anniversary of the notice affected the termination. If the agreement is not renewed, the tender offer is required not later than six months after the end of that fiscal year end.

Common Shares

     Common Stock shareholders including the voting trustees have equal voting rights. Actions by a majority of voting trustees constitute the act of the voting trust. In Fiscal 1996, the Class A Common Stock was converted to Common Stock.

 Earnings Per Share

     The earnings (loss) per share computations are based on the weighted average number of common shares outstanding during the year adjusted for the effect of common share equivalents where dilutive. Fully diluted earnings
(loss) per share are not presented as the effect of the dilution is less than 3% or is anti-dilutive for the years 1994 - 1996.


Stock Option Plans

     During the year ended April 30, 1994, the Company adopted the 1993 incentive stock option plan covering 500,000 shares of its Common Stock. The Company also amended the 1983, 1985 and 1991 plans to add provisions providing that all outstanding stock options will become exercisable upon the occurrence of a change of control or similar event.

     Options may be granted under the 1991 and 1993 plans to officers and key employees of the Company. Additionally, directors of the Company and other persons in business relationships with the Company, such as independent contractors and consultants, may be granted non-qualified options under the 1991 plan. No further options may be granted under the 1979, 1983 and 1985 plans. Incentive stock options may be granted only to Company employees.

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

Changes in stock options were as follows:

____________________________________________________________________________
                                                Number of Shares
                                        Reserved           Granted
- ----------------------------------------------------------------------------

Balance, April 30, 1994                 878,200             435,800
Canceled                               (    500)           ( 73,400)
                                        _______             _______
Balance, April 30, 1995                 877,700             362,400
Issued                                                      350,000
Canceled                               (  2,400)           (  2,400)
                                        _______             _______
Balance, April 30, 1996                 875,300             710,000
                                        =======             =======

     At April 30, 1996, options to purchase 281,250 shares of Common Stock were exercisable at $.50 to $1.00 per share.

Note 5:  Engineering, Research and Development

     Engineering, research and development costs for the years ended April 30, 1996, 1995 and 1994 are as follows:

- ----------------------------------------------------------------------------

                                   1996             1995          1994
- ----------------------------------------------------------------------------
Charged to specific
   customer orders                 $380,741        $  495,887     $  820,614
Charged directly to
   engineering, research
   and development                  611,295           592,504      1,124,789
                                   _________         ________      _________
Total cost of engineering,
   research and develop-
   ment efforts                    $922,036        $1,088,391     $1,945,403
                                    =======         =========      =========

Note 6:  Income Taxes

     The provision for income taxes (benefit) includes the following:

- ------------------------------------------------------------------------------
                                    1996           1995          1994
- ------------------------------------------------------------------------------
Federal:
   Deferred                         $105,600        $ 66,700     ($214,100)
   Currently payable
       (Refundable)                  164,000          66,700     (  10,509)
Tax benefit of net
   operating loss
   carryforward                     (164,000)        (66,700)
Valuation Allowance                                                214,100
                                    ________        ________      ________
Total                               $105,600         $66,700      ($10,509)
                                     =======         =======      ========

     Deferred income taxes reflect the net income tax effects of (a) temp-orary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (b) net operating loss carryforwards. The income tax effects of signif-icant items comprising the Company's net deferred income tax asset as of April 30, 1996 and 1995 are as follows:


- -----------------------------------------------------------------------------
                                        1996                 1995
- -----------------------------------------------------------------------------
Net operating loss carryforwards
   Federal                              $2,826,600           $3,100,700
   State                                    75,800               37,000
Temporary differences:
   Customer Deposits                        67,500
   Accrued warranty expense                                      25,000
   Inventory capitalization                 96,400               96,000
   Other                                   131,100               44,300
                                         _________            _________
Total                                   $3,197,400           $3,303,000
   Less Valuation Allowance             (2,539,700)          (2,539,700)
                                         _________            _________
Net deferred income tax asset           $  657,700           $  763,300
                                          ========             ========

     The amounts and expiration dates for the Company's net operating loss carryforwards for income tax return purposes are summarized as follows:


        Year Ending April 30             Federal
        --------------------             ----------

        2002                             $1,622,000
        2004                              2,762,000
        2005                              3,027,000
        2008                                459,000
        2009                                803,000
                                          ---------
             Total                       $8,673,000
                                          =========

Note 7:  Revenues to Major Customers

     On a continuing basis, no single customer accounts for a significant percentage of the Company's net sales. However, net revenues to customers in selected industries as a percent of total revenues are as follows:

- -----------------------------------------------------------------------------
	                           1996               1995              1994
- -----------------------------------------------------------------------------

Federal Government                 10.9%              18.4%             16.6%
Aerospace                          14.9%              18.8%              5.4%
Petroleum                           4.5%               4.9%              4.4%
Computer                           10.5%              10.5%              2.1%
Medical                             8.6%               7.2%             20.6%
Manufacturing                       1.5%              12.4%              3.0%
Utilities                          33.4%               4.6%              -0-


     Accounts receivable from these customers at April 30, 1996 and April 30, 1995 were $1,100,800 and $778,100, respectively.



Note 8:  Lease Commitments

     The Company leases office and manufacturing facilities and equipment under operating leases. Rent expense was $244,718 (1996), $223,977 (1995), and $342,311 (1994) of which $64,313 (1996), $60,281 (1995) and $131,268
(1994), were under short-term cancelable leases.

     As of April 30, 1996, minimum annual payments under all non-cancelable long-term operating lease agreements are: $186,780 (1997), $166,780 (1998), $170,950 (1999), and $170,950 (2000).


Note 9:  Discontinued Operations

   Effective as of the end of the second quarter of fiscal 1994, the Company discontinued its operations with respect to its Hardware Engineering and Contract Manufacturing product lines. It is limiting its manufacturing to the supply of cards for the micrographic equipment sold in prior years and the parts required to support existing equipment.

      Revenues from discontinued operations were $431,000  for fiscal year
1994.

Note 10:  CimSoft Acquisition

    On July 31, 1995, the Company acquired CimSoft Incorpoated, which started business in June 1995, for $257,500 in a business combinatiuon which was accounted for using the purchase method. The results of operations of the company include CimSoft from the date of acquisition. Proforma results of operations of CimSoft are not material. CimSoft was a distributor of Cimage software and a Cimage service provider in North America.

 CORPORATE PROFILE

Access, a Cincinnati based company has two business units: Electronic Document Management Systems (EDMS) and Customer Support (component and systems maintenance).

	Founded over thirty years ago, Access has designed systems for use by organizations throughout the world. Some have been in continuous use for as long as twenty years.

        Access' EDMS business unit provides software and professional services to assist its customers in the design, configuration, installation and maintenance of electronic document systems. The Customer Support business unit is comprised of hardware and software service which is provided to the Company's installed base of customers and third-party maintenance customers. It also provides media and parts on a worldwide basis to the Company's installed customer base.

Access EDMS Business Unit

	Access Corporation is dedicated to enhancing the quality of its customers' products by providing world class software and professional services for their document based processes. Access' early success in automating the handling of document based information positioned the Company to take a leadership role in the evolution of computer technology in the specialized area of imaging, document and workflow management. Access provides document and workflow management in three distinct markets: Discrete Manufacturing, Oil & Gas, and Utilities. Access provides both software and professional services to configure, install and maintain electronic document management solutions. Access' extensive history in sales and service of document based retrieval technology has allowed the company to build an expertise in applying current state of the technologies to customers' document management products.

The EDMS Business Unit experienced significant growth in fiscal 1996, in terms of both revenues and staffing. In the first quarter of fiscal 1996, Access acquired CimSoft Inc., a systems integrator servicing a wide base of EDMS customers within the United States. At the same time, Access also formalized a partnership with Cimage Enterprise Systems Ltd., making Access the exclusive distribution and support provider for Cimage products within North America. These two business ventures well positioned Access for rapid growth through three changes: an increased customer base, an additional leading edge software offering, and additional personnel skilled in the sale and support of EDMS applications. In addition to this new role as a software reseller, Access continues to maintain and develop Document Management Software and still provides the industry's only large format EDMS available on the IBM AS/400 computer.

	Throughout fiscal 1996, Access increased staff within the EDMS Business Unit to meet the growing demand for software products and professional support services. Through the continued recruitment of EDMS experienced personnel, Access was able to minimize the training time and costs associated with expanding our EDMS business. As a result of the business ventures previously mentioned, this business unit enjoyed a 198% growth in revenues during fiscal 1996, compared with fiscal 1995. Equally importantly, Access was able to meet its originally stated goal of sustaining a consistent increased profit throughout this growth period.

        Access' EDMS software offerings fall into two product areas: EDICS (Engineering Document Image Control System) and the Cimage Document Manager System. EDICS is primarily focused at providing Document Life Cycle Management on the IBM AS/400 platform, while the Cimage Document Management is focused on Document Distribution applications using UNIX and Microsoft Windows NT servers.

	Both products utilize a powerful database application for managing documents and related information, including paper based documents, A through J size drawings, Computer Aided Design (CAD) data, company procedures and office correspondence. These documents both come from multiple sources, and are in multiple formats. The EDMS applications integrate all of these into a single system which fully automates the revision process, the distribution process, and also provides flexible tools for viewing, editing, and printing.

	Access also delivers high-quality, high-value Professional Services to its customers. Access' industry specialization allows it to apply its document system expertise to its customers' business problems in Document Management Applications. While the various software modules are the same at each customer, each implementation is unique through the "tailoring" of the document organizational structure, document-to-document relationships, and user interface presentation. Through Access' understanding of Document Management requirements, customers have been able to achieve industry compliance with regulatory agencies, become ISO 9000 certified, and achieve system implementations in extremely short time periods. Access increased fiscal 1996 Professional Services revenue by 6% as compared to fiscal 1995. This increase is primarily due to the delivery of Professional Services to our customers utilizing the Cimage product.

Customer Support

        Access' Customer Support business unit provides quality hardware and software service on a nationwide basis to both the company's installed base of EDMS customers and third-party maintenance customers. The Software Support revenue from our EDMS customers grew by 42% in fiscal 1996 over fiscal 1995. This growth is attributed to the Company bringing Cimage customers under maintenance contracts.

	Third-party maintenance includes the support of non-Access electronic and electromechanical equipment such as card embossers, microfiche duplicators, microfilm scanners, large drawing format scanners, large format plotters, highly sophisticated 5-1/4" and 12" laser drives, and optical jukebox systems. Access has a number of Support Partners that recommend Access as their nationwide service provider. The Company's third-party maintenance revenue increased by 41% in fiscal 1996 over fiscal 1995.

	Growth in third-party maintenance is an Access strategic objective. Access continues to pursue additional third-party service opportunities with manufacturers and distributors of electronic and electromechanical products. Access' key to success in third-party maintenance is the ability to provide their Support Partners with all of the benefits of having their own national service company without having to build and support the infrastructure of a nationwide service organization. Access offers its business partners a 24 hour a day, toll free dispatch center; rapid on-site service response; quality repairs and preventive maintenance for their customers.


Sales

	EDMS systems have been installed in 48 states, Japan, Europe, Australia, Canada, Mexico, Jamaica, Puerto Rico, the Middle East, China, and the former Soviet Union. Sales in and outside the United States are handled predominantly on a direct basis. There is no recurring geographic market concentration with respect to the sales of Access systems in the United States.

	Access' primary marketing focus is the sale of its EDMS products to discrete manufacturers, oil and gas, and utility providers. The market segment which accounted for the highest percentage of the Company's revenue was telecommunications, at 34% of total company revenues.

Common Shares

	Currently there is no established market for the Company's Common Shares and the Company is not aware of any reported bid quotations. The Company has not paid, and has no plans to pay, dividends on its Common Shares. The number of holders of record of Access Corporation's Common Shares as of April 30, 1996, was 381.

Form 10-K Available

        An Annual Report of Form 10-K will be filed with the Securities and Exchange Commission for the fiscal year ending April 30, 1996. A shareholder may obtain a copy of this report at no charge by writing to Access Corporation, 4350 Glendale-Milford Road, Suite 250, Cincinnati,Ohio, 45242,
Attention: Treasurer.

ACCESS Directors, Officers and Shareholder Information




Board of Directors      Officers                 Shareholder Information


Kent P. Friel            Scott D. Watkins         Transfer Agent/Registrar
Chairman of the Board    President and Chief      Fifth Third Bank
President, Schonberg       Executive Officer      Fifth Third Center
   Associates, Inc.                               Corporate Trust
Cincinnati, Ohio                                  Cincinnati, OH  45263

Scott D. Watkins         Newton D. Baker          Independent Auditors
President and Chief      Executive Vice President Deloitte & Touche LLP
   Executive Officer      and Treasurer           250 East Fifth Street
                                                  Cincinnati, OH
Newton D. Baker          Kim Bollinger            45201-5340
Executive Vice President Vice President,
   and Treasurer           Customer Services      General Counsel
                                                  Taft,Stettinius & Hollister
                                                  1800 Star Bank Center
James H. Hardie          Marc Baines              Cincinnati, Ohio 45202
Partner in law firm      Vice President,
   of Reed Smith Shaw      Sales and Marketing    Patent Counsel
   & McClay                                       Wood, Herron & Evans
Pittsburgh, Pennsylvania                          2700 Carew Tower
                                                  Cincinnati, Ohio 45202
Robert J. Kalthoff       James M. Anderson
Chairman of the Kalthoff Secretary, Partner in law
   Group, Inc.            firm of Taft, Stettinius
Cincinnati, Ohio              & Hollister
                          Cincinnati, Ohio
Dennis J. Sullivan, Jr.
Executive Counselor
Dan Pinger Relations,Inc.
Cincinnati, Ohio

John W. Weil
President
Weil Associates, Inc.
Bloomfield Hills, Michigan