Form 10-K405, Exhibit 13
period 1997-04-30
ACCESS CORP
filed 1997-07-28
CIK 1988

CONTENTS




Letter to Shareholders                                      1

Selected Financial Data                                     7

Management's Discussion and Analysis of Financial
Condition and Results of Operations                         8

Independent Auditors' Report                               11

Statements of Operations                                   12

Statements of Capital Stock and Other Stockholder's Equity 13

Balance Sheets                                             14

Statements of Cash Flows                                   15

Notes to Financial Statements                              16

Corporate Profile                                          23

ACCESS Directors, Officers and Shareholder Information     25



ACCESS CORPORATION
SELECTED FINANCIAL DATA


FOR THE YEARS ENDED    April 30, 1997   April 30, 1996   April 30 1995    April 30 1994    April 30 1993

Summary of Earnings (Loss) from Operations


Net Sales               $ 6,929,353       $ 8,704,452     $ 6,041,782      $ 6,896,352      $ 7,020,074
Gross Profit              1,496,282         3,310,058       2,352,750        2,573,260        2,871,200
Gross Profit as percentage
    of net sales                 22%               38%             39%              37%              41%
Interest Expense              4,925             9,378          31,911           26,450           53,246
Net Earnings (Loss) from
  Continuing Operations  (1,050,732)          205,021         129,370         (551,376)         (23,947)
Net Earnings (Loss) before
  cumulative effect of
  accounting change      (1,050,732)          205,021         129,370         (615,239)        (182,731)
Cumulative effect of
 accounting change                                                                              730,000
Net Earnings (Loss)      (1,050,732)          205,021         129,370         (615,239)         547,269
Preferred Dividend            -               102,510          64,685             -                -
Income(loss) applicable to
  common shares       $  (1,050,732)        $ 102,511        $ 64,685       $ (615,239)      $  547,269


Average common and common
 share equivalents
 outstanding              4,865,559         4,865,559       4,865,559        4,865,559        4,865,559


Per Common Share Statistics

Net Earnings (Loss) from
 Continuing Operations     $ (0.22)         $    0.02        $   0.01          $ (0.11)         $ (0.00)
Net Earnings (Loss) before
 cumulative effect of
 accounting change           (0.22)              0.02            0.01            (0.13)           (0.04)
Cumulative effect of
 accounting change                                                                                 0.15

Net Earnings (Loss)        $ (0.22)         $    0.02        $   0.01          $ (0.13)         $  0.11


Balance Sheet Data

Working Capital        $ 2,663,470        $ 2,925,217     $ 1,734,779       $  695,922        $ 342,444
Working Capital Ratio        3.0:1              3.0:1           3.3:1            1.7:1            1.1:1
Total Assets             5,017,591          6,241,633       5,129,248        5,132,511        7,242,855
Mandatorily redeemable
 preferred stock         1,500,000          1,500,000       1,500,000        1,500,000        1,500,000

Capital Stock and Other
  Stockholders' equity  $1,535,292        $ 2,586,024     $ 2,483,512      $ 2,418,826      $ 3,035,419


MANAGEMENT'S DISCUSSION AND ANALYSIS
RESULTS OF OPERATIONS

NET REVENUES
(In thousands)
                        1997    Change          1996    Change       1995
Net Revenues            $6,929    20%           $8,704     44%      $6,042

	ACCESS Corporation has two primary lines of business. Originally, the Company's service activities were limited to the support of its proprietary products in mission critical environments. Through this support, it developed an effective service organization that maintained electromechanical equipment operating as part of a networked computer system. The Company is currently building and growing this service maintenance by providing service for equipment manufactured and sold by third parties. The Company is working with manufacturers and distributors of high value equipment to provide service both through these manufacturers and distributors and direct to their customers. The Company services, on a nationwide basis, end users on both maintenance contracts and a time and material basis. In April 1997, through the acquisition of the assets of Graphic Systems Technology, Inc., a company doing third party maintenance in the prepress industry, Access has expanded into this market. The Company is also a leader in the Electronic Document Management Systems (EDMS) software business. In this line of business, the Company is the exclusive North American reseller of the Cimage software which provides software solutions for its customers' technical processes.

	The fluctuations in the Company's revenues overall are primarily a result of the changes in its EDMS operations. System sales from these operations were $2,894,600, $3,800,800, and $1,275,000 in fiscal years 1997,
1996 and 1995, respectively. These sales represented 42%, 44% and 21% of total revenues, respectively. The decrease between 1997 and 1996 sales was the result in fiscal 1996 of a major customer ordering a very large non cancelable software license which expires in fiscal 1998. The Company did not have a similar major order in fiscal 1997.

	The Company continues to have a stable base of revenue and gross profits from its service operations. On April 11, 1997, the Company acquired the assets of Graphic Systems Technology, Inc. At that time, Access began to supply service to the prepress industry, which generated $72,200 in revenue for the month of April 1997. Overall, service sales are comprised of hardware and software support to the Company's installed base of customers, the new prepress customers and third-party maintenance
contracts.   Service sales were $4,034,800, $4,768,800 and $4,538,900  in fiscal years 1997, 1996 and 1995, respectively. These sales made up 58%, 55% and 75% of total revenues in these fiscal years, respectively. The increase in the percentage of total sales in fiscal 1997 reflects the decrease in sales in the EDMS line of business. The Company is experiencing a decrease in micrographic hardware service. These systems are slowly being replaced with equipment using more current technology. The Company expects this trend to continue. The Company has been substantially replacing the decreased micrographic revenue with third party contracts for maintenance of scanners, plotters, jukeboxes and similar high volume mission critical equipment. It expects substantial growth in it's service business as a result of entering the prepress market.

	In fiscal year 1997 sales to the U.S. commercial market continued to exceed those to the federal government and international markets. Sales to the U.S. commercial market represented 90% of the total revenue in fiscal 1997, compared with 88% in fiscal 1996 and 78% in fiscal 1995. The federal government accounted for 6% of total revenue in fiscal 1997, compared with 11% in 1996 and 18% in 1995. This reflects the Company's emphasis on marketing to the commercial market. Sales to international markets accounted for 1% of fiscal 1997 revenues, compared with 1% in 1996 and 4% in 1995.

Gross Profits
   (In Thousands)                1997  Change       1996 Change        1995
Gross Profits                  $1,496   55%        $3,310     41%      $2,353
Percentage of net revenues         22%                   38%             39%

The above Gross Profits for 1997, 1996 and 1995 were net of $1,068,900, $673,700 and $673,700 of amortization of computer software costs, respectively. EDMS gross margins before amortization in fiscal 1997 were 44%, which was a decrease from fiscal 1996 level of 46% and an increase from the fiscal 1995 level of 43%. EDMS gross margins after amortization in fiscal 1997 were 7%, which was a decrease from the fiscal 1996 level of 28% and an increase from fiscal 1995 level of (10%),respectively. While the Company continues to maintain and support its AS/400 EDMS software product, it does not believe that future revenues of this product reduced by the estimated future costs, including maintenance and support, are sufficient to absorb the amortization of the software costs previously capitalized. Therefore, the Company accelerated the amortization of the remaining unamortized cost of $732,000 in the third quarter of fiscal 1997. Service gross margins of 32% decreased from fiscal 1996 and 1995 levels of 46% and 55%, respectively. This decrease in gross margin in fiscal 1997 is the result of the reduction of the high gross margin micrographic hardware service being replaced with low gross margin third party service.

	Selling, general and administrative expenses were $2,368,800, $2,433,400 and $1,528,500 for fiscal 1997, fiscal 1996 and fiscal 1995, respectively. The primary contributor to the increase in expenses in fiscal 1996 was in personnel and related expenses. CimSoft Incorporated had a sales office and personnel in Irvine, California, which the Company assumed at the time of the acquisition of Cimsoft in fiscal 1996.

	Engineering, Research and Development (R&D) expenditures were incurred for maintaining and upgrading existing products. Engineering and research and development expenses decreased from $611,300 in fiscal 1996 to $265,100 in fiscal 1997. Fiscal 1997 operating expenses for R&D were 57% lower than fiscal 1996 and 55% lower than fiscal 1995. In fiscal 1997 Cimage software development was provided by Cimage Enterprise Systems, Ltd.; as a result the Company was not required to provide development.

	The Net Loss Before Income Tax in fiscal 1997 of $1,050,700 compared to a Net Profit Before Income Tax of $310,600 decreased $1,361,400 from that of fiscal 1996. When excluding amortization for capitalized software, a non-cash charge, in fiscal 1997, the Company generated $18,000 Net Profit Before Income Tax compared to $984,300 in fiscal 1996. In fiscal 1996 the Company received a major customer order for a very large noncancelable software license which expires in fiscal 1998. The Company did not have a similar major order in fiscal 1997. The company's gross margin decreased 16% in fiscal 1997. The Company decreased operating expenses by $410,700 in fiscal 1997 due to decreased selling expenses of $468,300 in fiscal 1997.


LIQUIDITY AND CAPITAL RESOURCES
	The Company had a cash balance of $1,404,700 and no bank borrowing at April 30, 1997. There was a decrease of approximately $109,700 of cash from operating activities in fiscal 1997. The Company did not utilize the bank line of credit in either year.

	Accounts receivable, excluding the Graphic Systems Technology Inc.'s accounts receivable, decreased approximately $120,700 during fiscal 1997. This decrease is the result of lower sales in the fourth quarter of fiscal 1997 compared to fiscal 1996.

	Prepaid maintenance contracts at April 30, 1997 increased approximately $66,200 from April 30, 1996. This increase reflected the increase in annual prepaid maintenance for third party hardware service customers.

	The Company receives progress payments on some of its large EDMS System orders based on predetermined events. Reported as current liabilities, these progress payments totaled approximately $195,100 at April 30, 1997, which represents a decrease of approximately $213,300 from April 30, 1996.

	Accrued royalties at April 30, 1997 increased approximately $228,700 from April 30, 1996. The increase in accrued royalties are basically a royalty due Cimage Enterprise Systems Limited for $268,000 for a delivery in April 1997.

	Working capital on April 30, 1997 was $2,663,500, compared with $2,925,200 on April 30, 1996. The Company has a loan agreement which provides for a line of credit through April 7, 1998 (See Note 2 of the Notes to the Financial Statements). The bank line of credit permits borrowing of up to $400,000 at April 30, 1997, of which none was outstanding.

 	Revenues from maintenance services for products manufactured and sold by its hardware service partners, as well as from the Company's recurring service business, are expected to provide the cash flow required to operate the Company.

	The Company believes it is well positioned for the future. The Company is a relatively small participant in the technically dynamic market which is populated by large players like Microsoft and IBM, as well as many middle and small size firms. In this fragmented market, a great many companies are competing for each new customer order. The Company faces a future filled with opportunities but also filled with a great many risks, many of which are beyond its control.

Independent Auditors' Report

Stockholders and Board of Directors:

     We have audited the accompanying balance sheets of ACCESS Corporation as of April 30, 1997 and 1996, and the related statements of operations, of capital stock and other stockholders' equity and of cash flows for each of the three years in the period ended April 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ACCESS Corporation as of April 30, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended
April 30, 1997, in conformity with generally accepted accounting principles.



Deloitte & Touche LLP
Cincinnati, Ohio
May 29, 1997

ACCESS CORPORATION

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED APRIL 30, 1997, 1996 AND 1995

                                 1997          1996            1995
REVENUE:
  System Sales             $  2,894,566    $ 3,800,795     $ 1,274,996
  Service                     4,034,787      4,903,657       4,766,786
                             -----------    ------------    ------------
      Total                   6,929,353      8,704,452       6,041,782

COST:

System sales, exclusive of
  amoritization shown
  separately below            1,633,974      2,052,266         729,965
Service                       2,730,175      2,668,424       2,285,363
                             -----------    ------------    ------------
     Total                    4,364,149      4,720,690       3,015,328


GROSS PROFIT BEFORE
  AMORTIZATION                2,565,204      3,983,762       3,026,454


AMORTIZATION OF COMPUTER
  SOFTWARE COST (Note 1)      1,068,922        673,704         673,704

GROSS PROFIT                  1,496,282      3,310,058       2,352,750


OPERATING EXPENSES:
 Selling, general and
  administrative              2,368,804      2,433,376       1,528,460
Engineering, research and
  development                   265,129        611,295         592,504
                             -----------     -----------    ------------

OPERATING INCOME (LOSS)      (1,137,651)       265,387         231,786

OTHER INCOME(EXPENSE)            91,844         54,612          (3,805)

INTEREST EXPENSE                 (4,925)        (9,378)        (31,911)
                               ----------     -----------    ------------
EARNINGS (LOSS)  BEFORE
  INCOME TAXES               (1,050,732)       310,621         196,070

INCOME TAXES  (Note 6)            -            105,600          66,700
                               ----------     ------------     -----------

NET EARNINGS (LOSS)          (1,050,732)       205,021         129,370

PREFERRED DIVIDEND                -            102,510          64,685
                             ------------     ------------     -----------

INCOME (LOSS)  APPLICABLE TO
 COMMON SHARES             $ (1,050,732)     $ 102,511        $ 64,685

WEIGHTED AVERAGE NUMBER OF
  COMMON SHARES OUTSTANDING   4,865,559      4,865,559       4,865,559

PER COMMON SHARE AND COMMON
SHARE EQUIVALENT (Note 4):
  Net earnings (loss)          $  (0.22)      $   0.02         $  0.01


See notes to financial statements.


ACCESS CORPORATION

STATEMENTS OF CAPITAL STOCK AND OTHER STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED APRIL 30, 1997, 1996 AND 1995
-----------------------------------------------------------
                                                                                                  Additional         Retained
                                  Treasury            Common              Class A Common            Paid-in           Earnings


                              Shares  Amount    Shares    Amount      Shares    Amount           Capital          (Deficit)

BALANCE, April 30, 1994       16,270  $(15,383)  3,453,257 $ 345,326  1,428,572  $ 142,857       $ 10,824,847    $ (8,878,819)

 Class One Preferred Stock
  dividends                                                                                           (64,685)
 Net earnings                                                                                                         129,370
                              ------  ---------  ----------  --------  ---------  ---------        -----------      -----------

BALANCE, April 30, 1995       16,270  (15,383)   3,453,257   345,326   1,428,572   142,857          10,760,162     (8,749,449)

Class One Preferred Stock
 dividends                                                                                            (102,510)
Conversion of Class A Common
 Stock to Common Stock                           1,428,572    142,857  (1,428,572) (142,857)
Net earnings                                                                                                          205,021
                              ------  ---------  ----------  --------  ---------  ---------         -----------      -----------
BALANCE, April 30, 1996       16,270  (15,383)   4,881,829    488,183      -          -              10,657,652     (8,544,428)

Net loss                                                                                                            (1,050,732)
                              ------  ---------  ----------  --------  ---------  ---------         -----------      -----------

BALANCE, April 30, 1997       16,270  $(15,383)  4,881,829   $488,183      -       $   -           $ 10,657,652   $ (9,595,160)


See notes to financial statements.





ACCESS CORPORATION



BALANCE SHEETS
APRIL 30, 1997 AND 1996
------------------------------
                                                                LIABILITIES AND CAPITAL STOCK AND
ASSETS                         1997            1996             OTHER STOCKHOLDERS' EQUITY                 1997           1996


CURRENT ASSETS:                                                 CURRENT LIABILITIES:
 Cash and cash equivalents  $ 1,404,708    $ 2,071,772           Accounts payable                        $291,339      $ 285,703
 Accounts receivable, less                                       Accrued salaries, wages and commissions  216,232        367,282
  allowance for doubtful                                         Accrued royalty                          519,916        291,192
  accounts of $12,000
  in 1997 and $189,685 in
  1996 (Note 2):             2,151,829      1,890,673            Accrued taxes                              4,198         22,400
Inventories (Note 2):                                            Accrued warranty expense                  11,018           -
 Raw materials and purchased
  parts                         96,673         64,553            Other accrued liabilities                 69,206         49,385
 Work-in-process                56,401        102,900            Advances from customers                  195,145        408,460
 Finished goods                 13,551         21,057            Capital leases                              -            19,599
                             ----------      ---------                                                  ----------     ----------
   Total inventories           166,625        188,510              Total current liabilities            1,307,054      1,444,021
 Prepaid expenses              135,362        106,283
 Deferred income tax, net of                                      PREPAID MAINTENANCE CONTRACTS           675,245        609,078
  valuation allowance of
  $300,000 (Note 6)            112,000        112,000
                              ---------      ---------
TOTAL CURRENT ASSETS         3,970,524      4,369,238             MANDATORILY REDEEMABLE CLASS ONE
                                                                   PREFERRED STOCK (Note 3)             1,500,000      1,500,000
EQUIPMENT AND LEASEHOLD                                            Preferred Dividends - Accrued            -            102,510
  IMPROVEMENTS (Note 2):
  Computer hardware
   and software              1,533,592      1,449,310             CAPITAL STOCK AND OTHER
  Machinery and equipment      503,337        503,337              STOCKHOLDERS' EQUITY (Notes 2,4):
  Office and service equip     380,248        364,492              Capital Stock:
  Leasehold improvements        13,405         13,405              Common Stock, no par value, authorized,
  Tools, dies and fixtures      97,832        115,013              8,000,000 shares; issued and outstanding
                              ---------     ----------             4,881,829 in 1997 and 1996             488,183        488,183
    Total                    2,528,414      2,445,557
  Less accumulated
    depreciation             2,289,920      2,187,785             Additional paid-in capital           10,657,652     10,657,652
                             ----------     ----------
    Net                        238,494        257,772             Deficit from April 1, 1985           (9,595,160)    (8,544,428)
                                                                  16,270 Common Stock shares in treasury,
COMPUTER SOFTWARE COSTS, net of                                     at cost                               (15,383)       (15,383)
  accumulated amortization of
  $3,368,518 in 1997 and                                          Total capital stock and other
  $2,299,595 in 1996              -         1.068,923               stockholders' equity                1,535,292      2,586,024
                                                                                                       ------------   ------------
GOODWILL (Note 10)             259,691                            TOTAL                               $ 5,017,591     $6,241,633

DEFERRED INCOME TAX BENEFIT,
 net of valuation allowance of
 $2,649,018 in 1997 and
 $2,134,000 in 1996 (Note 6)   548,882        545,700
                             ----------      ----------
  TOTAL                     $ 5,017,591     $ 6,241,633


See notes to financial statements.


ACCESS CORPORATION

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED APRIL 30, 1997, 1996 AND 1995
-------------------------------------------------

                                                    1997       1996       1995
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net earnings (loss)                           $(1,050,732)  $205,021  $129,370
  Adjustments to reconcile net earnings (loss)
   to net cash provided by (used in) operating
   activities:
  Amortization                                   1,068,922    673,704   673,704
  Depreciation                                     131,755    143,027   139,819
  Deferred income taxes                             (3,182)   105,600    66,700
  Loss (gain) on disposal of fixed assets           (1,357)     1,111     7,028
  Prepaid maintenance contracts                     66,167    294,324   100,606
  Change in assets and liabilities:
   Accounts receivable                            (120,675)   162,968  (124,211)
   Inventories                                      74,548    224,355   103,163
   Prepaid expenses                                (16,520)   (37,293)   37,672
   Accounts payable                                  5,656     86,215   (62,481)
   Accrued liabilities                            (279,702)   244,716   (54,023)
   Accrued royalties                               228,724    (33,299)      -
   Advances from customers                        (213,314)  (448,994)   30,151
                                                -------------------------------
    Net cash provided by (used in) operating
     activities                                   (109,710) 1,621,455 1,047,498

CASH FLOWS FROM INVESTING ACTIVITIES:
 Acquisition of business, net of cash received    (324,128)  (148,629)
 Capital additions                                (124,515)  (166,010)  (22,779)
 Proceeds from disposal of fixed assets             13,397      6,267     2,156
                                                -------------------------------
   Net cash used in investing activities          (435,246)  (308,372)  (20,623)


CASH FLOWS FROM FINANCING ACTIVITIES:
 Repayments on bank line of credit                                      (71,807)
 Dividends on Class One Preferred Stock           (102,510)   (64,685)
 Payments on capital leases                        (19,599)   (60,112)  (75,081)
                                                -------------------------------
  Net cash used in financing activities           (122,109)  (124,797) (146,888)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS  (667,065) 1,188,286   879,987

CASH AND CASH EQUIVALENTS, Beginning of year     2,071,773    883,487     3,500
                                                -------------------------------
CASH AND CASH EQUIVALENTS, End of year          $1,404,708 $2,071,773  $883,487


SUPPLEMENTAL DISCLOSURES OF CASH FLOW
 INFORMATION:
 Cash paid for interest                            $ 3,400    $ 9,400  $ 31,900

 Dividends declared but unpaid on Class One Preferred Stock totaled
  $102,510 (1996) and $64,685 (1995)

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS                  ACCESS Corporation
For the years ended April 30, 1997, 1996 and 1995

NOTE 1:  A Summary of Significant Accounting Policies

Nature of Business
     The Company services hardware and software for its installed base of customers and third parties. It also markets software for the electronic storage, control and processing of technical documentation.

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

Equipment and Leasehold Improvements

     Equipment and leasehold improvements are recorded at cost and depreciated over their estimated useful lives using the straight-line method. Computer software purchased for internal use is depreciated over two years or its useful life, whichever is less.

Computer Software Development Costs

     Computer software development costs are recorded in accordance with Statement of Financial Accounting Standards No. 86, Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed. Costs incurred up to the point of establishing technological feasibility are expensed currently. Costs incurred after establishment of technological feasibility were capitalized. Amortization of these capitalized costs began in March 1993 when the products were released to customers and were amortized over a period not to exceed five years. Amortization expense was $673,704 and $673,704 for fiscal years 1996 and 1995, respectively.

      While the Company continues to maintain and support its AS/400 EDMS software product, it does not believe that future revenues of this product reduced by the estimated future costs, including maintenance and support, are sufficient to absorb the amortization of the software costs previously capitalized. Therefore, the Company accelerated the
   amortization of the remaining unamortized cost.    In fiscal year 1997
   the Company wrote off $1,068,923, which was the total that remained unamortized.


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

Stock-Based Compensation

    The FASB issued Statement of Financial Accounting Standards No. 123-Accounting for Stock-Based Compensation in October 1995. The standard defines a fair-value based method of accounting for stock-based compensation but permits compensation expense to continue to be measured using the intrinsic value-based method previously used. The Company intends to continue measuring compensation expense using the intrinsic value-based method and under the provisions of the standard, which was adopted in 1997.

Goodwill

   In April 1997, the Company established Goodwill with the purchase of the assets of Graphic Systems Technology, Inc. The Company will amortize this cost over a ten year period.

Note 2:  Bank Line of Credit

     The Company's current line of credit agreement ($400,000 as of April 30, 1997) extends through April 7, 1998. Borrowings under the agreement bear interest at one percent over the prime rate, 8 1/2% at April 30, 1997. Maximum availability is based upon the levels (as set forth in the loan agreement) of eligible accounts receivable. To secure any borrowing, the Company has pledged accounts receivable, inventories, fixed assets, and general intangibles. The agreement contains restrictive and other covenants which require the Company to maintain certain levels of indebtedness to net worth, current ratio and cash flow from operations. It also restricts new borrowings, capital expenditures, and dividends on its capital stock.

                                               1997    1996     1995

        Maximum borrowings
         during the year                     $  -0-   $ -0-   $ 127,354
	Average outstanding balance
         during the year                     $  -0-   $ -0-   $  27,956
       	Weighted average
           interest rate                                            9.1%
    	 (determined on a monthly basis)

Note 3:  Mandatorily Redeemable Preferred Stock and Notes Payable

     On October 28, 1991, the Company entered into a Note Purchase Agreement with Oce N.V. ("Oce"), which provided for borrowing by the Company of up to $1.5 million to fund a major software development project. On
   August 26, 1992, $1,000,000 of then outstanding notes were redeemed in exchange for 10,000 shares of mandatorily redeemable Class One Preferred Stock. In April 1993, the Company issued to Oce an additional 5,000 shares of mandatorily redeemable Class One Preferred Stock for $500,000.

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

     Annually, beginning in 1995, the Company is required to redeem the Class One Preferred Stock at $100 per share plus accumulated dividends in an amount equal to a specified portion of after-tax earnings, as defined. Unless dividends on the Class One Preferred Stock are current, the Company may not declare a dividend on its common shares or redeem or purchase any of its common shares. Under the Note Purchase Agreement, Oce agreed to limitations on the voting and transfer of the Company's stock (including the transfer of such stock to a voting trust, the trustees of which are four of the Company's directors) and Oce was released from its obligation under certain circumstances to make a tender offer for the Company's common stock. As of April 30, 1997, the Company had authorized and issued a total of 15,000 shares of Class One Preferred Stock. The Company was not required to and has not redeemed any Class One Preferred Stock in fiscal year 1997 or previously.

Note 4:  Capital Stock

    In 1992 the Company entered into a Voting Trust Agreement with Oce. The Voting Trust Agreement required Oce to place the certificates for 1,904,763 of the Company's Common Stock, less 100 shares, into a voting trust. The trustees of the trust are four directors of the Company. Pursuant to the Voting Trust Agreement, the shares will be voted for matters related to the election of directors in the discretion of the voting trustees (except that such shares will be voted for up to two director nominees designated by Oce) and on all other matters by Oce pursuant to a proxy to be granted to it by the voting trustees.

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

Common Shares

     Holders of Common Stock ,including the voting trustees, have one vote per share. Actions by a majority of voting trustees constitute the act of the voting trust. In fiscal year 1996, the Company's Class A Common Stock was converted to Common Stock.

Earnings Per Share

     The earnings (loss) per share computations are based on the weighted average number of common shares outstanding during the year adjusted for the effect of common share equivalents where dilutive. Fully diluted earnings (loss) per share are not presented as the effect of the dilution is less than 3% or is anti-dilutive for the years 1995 - 1997. The Company is required to implement SFAS 128 Earnings Per Share, which was issued February 1997, effective the third quarter of fiscal 1998. The effect of implementing SFAS 128 is not expected to be material.

Stock Option Plans

     During the year ended April 30, 1994, the Company adopted the 1993 incentive stock option plan covering 500,000 shares of its Common
   Stock. The Company also amended the 1983, 1985 and 1991 plans to add provisions providing that all outstanding stock options will become exercisable upon the occurrence of a change of control or similar event.

     Options may be granted under the 1991 and 1993 plans to officers and key employees of the Company. Additionally, directors of the Company and other persons in business relationships with the Company, such as independent contractors and consultants, may be granted non-qualified options under the 1991 plan. No further options may be granted under the 1983 and 1985 plans. Incentive stock options may be granted only to Company employees.

     The option price under the plans may not be less than the fair market value of the Common Stock at the date of grant, as determined by the Board of Directors, which administers the plans. All options granted under the 1985 plan and any incentive stock options granted under the 1983, 1991 and 1993 plans may not be exercised prior to one year from date of grant and expire ten years from the date of grant.

Changes in stock options were as follows:
                                                                    Weighted
                                 Number of Shares                   Average
                             Reserved         Granted               Exercise
                                                                    Price

Balance, April 30, 1995       785,300         362,400               $  .72
Issued                                        350,000                  .15
Canceled                      ( 2,400)      (   2,400)              ( 5.25)
                              -------       ----------              ------
Balance,April 30,1996 & 1997  779,900         710,000               $  .42

-----------------------------------------------------------------------------


Options Outstanding and Exercisable at April 30, 1997:

                   Options Outstanding          Options Exercisable
                                 Weighted
                                 Average        Weighted               Weighted
                   Number of     Remaining      Average   Number       Average
Range of           Options       Contractual    Exercise  of Options   Exercise
Exercise Price     Outstanding   Life (Months)  Price     Exercisable  Price
$.15 - $.50        575,000       70             $  .28    341,666      $  .38
$.51 - $1.00       135,000       36             $1.00     135,000      $1. 00
                   --------                               --------
                   710,000                                476,666


Had compensation cost for the Company's stock options been determined based on the fair value at the grant dates for awards under the plan consistent with the method of SFAS 123, the Company's net income (loss) and earnings per share for 1997 and 1996 would have been the pro forma amounts indicated below.

Pro Forma Net Income and Net Income Per Share
                            1997          1996
Net income (loss)
    As reported         ($1,050,732)     $ 102,511
    Pro forma           ($1,050,732)     $  87,491


Net income (loss) per share
    As reported               ($.22)          $.02
    Pro forma                 ($.22)          $.02



The fair value of the options was calculated utilizing the Black-Scholes option-pricing model and the following key assumptions:

ASSUMPTIONS:
                                        1997    1996

	Risk -free interest rate	6.4%	6.4%
        Dividend growth                   0%      0%
        Volatility                        0%      0%
        Expected Life (months)           70      70

Note 5:  Engineering, Research and Development

     Engineering, research and development costs for the years ended April 30, 1997, 1996 and 1995 are as follows:

                                         1997            1996           1995
Charged to specific customer orders    $312,068        $380,741     $ 495,887
Charged directly to engineering,
 research and development               265,129         611,295       592,504
                                       --------------------------------------
Total cost of engineering, research and
 development efforts                   $577,197        $922,036    $1,088,391
                                       =====================================

  Note 6:  Income Taxes

The provision for income taxes (benefit) includes the following:

                                        1997           1996            1995
Federal:
  Deferred                           $(415,682)      $105,600        $66,700
  Currently payable (Refundable)         3,182        164,000         66,700
Tax benefit of net operating loss
  carryforward                                       (164,000)       (66,700)
Valuation Allowance                    412,500
                                     ----------------------------------------
Total                                 $    0         $105,600        $66,700

                                     =======================================

     Deferred income taxes reflect the net income tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (b) net operating loss carryforwards. The income tax effects of significant items comprising the Company's net deferred income tax asset as of April 30, 1997 and 1996 are as follows:


                                                1997            1996
Net operating loss carryforwards
   Federal                                  $3,173,700       $2,826,600
   State                                       217,400           75,800
Temporary differences:
   Customer Deposits                            -0-              67,500
  Inventory capitalization                      96,400           96,400
   Other                                       122,400          131,100
                                             -----------      ----------
Total                                       $3,609,900       $3,197,400
   Less Valuation Allowance                 (2,949,000)      (2,539,700)
                                             -----------      ----------
Net deferred income tax asset              $   660,900      $   657,700
                                              ========         ========

     The amounts and expiration dates for the Company's net operating loss carryforwards for income tax return purposes are summarized as follows:

        Year Ending April 30          Federal
        2002                        $1,301,400
        2004                         2,762,000
        2005                         3,027,000
        2008                           459,000
        2009                           803,000
        2012                           982,000
                                   -------------
             Total                  $9,334,400
                                      ========

Note 7:  Revenues to Major Customers

     On a continuing basis, no single customer accounts for a significant percentage of the Company's net sales. However, net revenues to customers in selected industries as a percent of total revenues are as follows:

                                       1997         1996          1995

                Federal Government     5.7%         10.9%         18.4%
                Aerospace             22.0%         14.9%         18.8%
                Petroleum              9.3%          4.5%          4.9%
                Computer              10.9%         10.5%         10.5%
                Medical                2.9%          8.6%          7.2%
                Manufacturing         17.4%          1.5%         12.4%
                Utilities             12.4%         33.4%          4.6%

     Accounts receivable from these customers at April 30, 1997 and April 30, 1996 were $1,689,800 and $1,100,800, respectively.

Note 8:  Lease Commitments

     The Company leases office facilities and equipment under operating leases. Rent expense was $351,259 (1997), $244,718 (1996), and $223,977
   (1995) of which $111,485 (1997), $64,313 (1996) and $60,281 (1995), were under short-term cancelable leases.

     As of April 30, 1997, minimum annual payments under all non-cancelable long-term operating lease agreements are: $211,740 (1998), $178,440
   (1999), and $170,950 (2000).


Note 9:  CimSoft Acquisition

    On July 31, 1995, the Company acquired CimSoft Incorporated, which started business in June 1995, for $257,500 in a business combination which was accounted for using the purchase method. The results of operations of the company include CimSoft from the date of acquisition. Pro forma results of operations of CimSoft are not material. CimSoft was a distributor of Cimage software and a Cimage service provider in North America.

Note 10:  Graphic Systems Technology Asset Purchase

    On April 11, 1997, the Company purchased certain assets of Graphic Systems Technology, Inc. from Star Bank for $463,000. The Company simultaneously sold the assets related to the Chameleon product line to Fong Brothers Printing for $138,900, resulting in a cash purchase price of $324,100. The Company also incurred liabilities of approximately $130,000. The purchase price was assigned to the assets purchased and liabilities incurred based on an estimated fair value, which included goodwill of approximately $259,691, which was recorded as part of the transaction.
  The fair value of assets purchased is based on information currently available and is subject to adjustment as additional information, principally accounts receivable, is finalized. Pro forma results of operations of Graphic Systems Technology, Inc. are not meaningful.
  Graphic Systems Technology, Inc. was a third party service provider in the prepress industry.

Note 11: Subsequent Event

    On May 9, 1997 the Company executed a letter of intent to join Vision 21 in a Cincinnati-based venture that intends to acquire and operate companies in the design automation, document management and technical services fields throughout the United States. The Vision 21 venture is contingent upon successful due diligence of 12 companies, each of the 12 companies, including Access, reaching binding definitive agreements and the successful completion of an initial public offering by Vision 21.

CORPORATE PROFILE

    Access, a Cincinnati based company, has two business units: Hardware
  Service, which maintains and installs components and systems,   and
  Electronic Document Management Systems (EDMS).

    Founded over thirty years ago, Access has designed systems for use by organizations throughout the world. Some have been in continuous use for as long as twenty years.

    The Hardware Service business unit provides hardware service for components and systems. The Company is currently striving to grow its third-party and prepress equipment maintenance business. The Company is working with manufacturers and distributors of high-value, integrated equipment to provide maintenance services for equipment manufactured or sold by them.

    Access' EDMS business unit provides software and professional services to assist its customers in the design, configuration, installation and maintenance of electronic document systems.

Hardware Service

    Access' Hardware Service business unit provides quality hardware service on a nationwide basis to the prepress industry, owners of equipment manufactured and sold by third parties, and the company's installed base of EDMS customers. The Hardware Service revenue from services for equipment manufactured and sold by third parties grew by 12% in fiscal 1997 over fiscal 1996.

    In April 1997 Access acquired the assets of a company which provided hardware services for the prepress industry with the United States. At this time Access is formalizing relationships with two major manufacturers of prepress equipment to provide service for equipment manufactured by them.

    Third-party maintenance includes the support of non-Access electronic and electro-mechanical equipment such as card embossers, microfiche duplicators, microfilm scanners, large drawing format scanners, large format plotters, highly sophisticated 5-1/4" and 12" laser drives, optical jukebox systems and imagesetters. Access has a number of Support Partners that recommend Access as their nationwide service provider.

     Growth in maintenance of third party manufactured equipment is an Access strategic objective. Access continues to pursue additional third-party service opportunities with manufacturers and distributors of other electronic and electromechanical products. Access' key to success in third-party maintenance is the ability to provide their Support Partners with the benefits of having their own national service company without having to build and support the infrastructure of a nationwide service organization. Access offers a 24 hour a day, toll free dispatch center; rapid on-site service response; quality repairs and preventive maintenance for their customers.

     Access is qualified to meet the demands of today's electronic prepress multi-vendor environment. Access engineers are trained and cross-trained on a wide range of imagesetters, scanners, networks/servers, and software applications ensuring the resolution of a service problem.

Access EDMS Business Unit

     Access Corporation is dedicated to enhancing the quality of its customers' products by providing world class software and professional services for their document based processes. Access' early success in automating the handling of document based information positioned the Company to take a leadership role in the evolution of computer technology in the specialized area of imaging, document and workflow management. Access provides document and workflow management in three distinct markets: Discrete Manufacturing, Oil & Gas, and Utilities. Access provides both software and professional services to configure, install and maintain electronic document management solutions. Access' extensive history in sales and service of document based retrieval technology has allowed the company to build an expertise in applying current state of the art technologies to customers' document management products.

     The EDMS Business Unit experienced significant growth in fiscal 1996, in terms of both revenues and staffing. In the first quarter of fiscal 1996, Access acquired CimSoft Inc., a systems integrator servicing a wide base of EDMS customers within the United States. At the same time, Access also formalized a partnership with Cimage Enterprise Systems Ltd., making Access the exclusive distribution and support provider for Cimage products within North America. These two business ventures well positioned Access for rapid growth through three changes: an increased customer base, an additional leading edge software offering, and additional personnel skilled in the sale and support of EDMS applications. In addition to this new role as a software reseller, Access continues to maintain Document Management Software and still provides the industry's only large format EDMS available on the IBM AS/400 computer.

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

      Access' primary marketing focus is the sale of its EDMS products to discrete manufacturers, oil and gas, and utility providers. The market segment which accounted for the highest percentage of the Company's revenue was aerospace, at 22% of total company revenues.

Common Stock

      Currently there is no established market for the Company's Common Stock and the Company is not aware of any reported bid quotations.
    The Company has not paid, and has no plans to pay, dividends on its Common Stock. The number of holders of record of Access Corporation's Common Stock as of April 30, 1997, was 381.

Form 10-K Available

      An Annual Report of Form 10-K will be filed with the Securities and Exchange Commission for the fiscal year ending April 30, 1997. A shareholder may obtain a copy of this report at no charge by writing to Access Corporation, 4350 Glendale-Milford Road, Suite 250, Cincinnati, Ohio, 45242, Attention: Treasurer.

ACCESS Directors, Officers and Shareholder Information


Board of Directors

Kent P. Friel
Chairman of the Board
President, Schonberg
   Associates, Inc.
Cincinnati, Ohio


Scott D. Watkins
President and Chief
   Executive Officer


Newton D. Baker
Executive Vice President
   and Treasurer


James M. Anderson
President and Chief Executive Officer,
Childrens Hospital Medical Center
Cincinnati, Ohio

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



Officers

Scott D. Watkins
President and Chief
  Executive Officer

Newton D. Baker
Executive Vice President
  and Treasurer

Kim Bollinger
Vice President,
   Customer Services

Marc Baines
Vice President,
   Sales and Marketing

Joseph Schneider
Vice President,
    Service

Joseph Musgrave
Senior Vice President,
    Prepress Sales


Shareholder Information


Transfer Agent/Registrar
Fifth Third Bank
Fifth Third Center
Corporate Trust
Cincinnati, OH  45263

Independent Auditors
Deloitte & Touche LLP
250 East Fifth Street
Cincinnati, Ohio
45201-5340

General Counsel
Taft, Stettinius & Hollister
1800 Star Bank Center
Cincinnati, Ohio  45202

Patent Counsel
Wood, Herron & Evans
2700 Carew Tower
Cincinnati, Ohio  45202