Form 10-K405, Exhibit 13
period 1997-04-30
ACCESS CORP
filed 1997-07-28
CIK 1988

To Our Shareholders:

Fiscal Year 1997 was a year of dramatic change and mixed financial results, ending with a solid fourth quarter including our second acquisition in as many years, which bodes well for FY 1998. Our continued focus on increasing the quality and quantity of our services paid off with growth in the strategically important hardware service sector of our business. As I promised last year, we combined internal growth with a strategy for obtaining additional service revenue through acquisition. This culminated in the April, 1997 acquisition of the assets of Graphic Systems Technology, Inc., an independent provider of services for the electronic pre-press industry.

Revenue increases in third party hardware maintenance and software maintenance were offset by larger than expected revenue decreases in Access proprietary hardware maintenance and Cimage software. When excluding amortization for capitalized software, a non cash charge in fiscal 1997, the Company generated $18,000 Net Profit Before Income Taxes. This was the result of careful cost control throughout the year. A $1,069,000 write-off of capitalized software during this year caused a net loss after taxes of $1,051,000. Our cash position is healthy, even after the acquisition late in the year.

Access' business continues to change at a dramatic pace. Rapid technological change coupled with our focus on new growth oriented business opportunities has dramatically changed ACCESS Corporation
s' revenue mix.   In FY 1997, 64% of our revenue came from
products or services that were not offered as recently as FY 1994.

Financial Results:

Although portions of our company did well in FY 1997, overall, total company revenue for FY 1997 decreased by 20% to $6,929,000. This was largely due to revenue reductions in two key areas:
Cimage EDMS software sales (down 30%) and Access System M, the Company's proprietary storage and retrieval equipment which is no longer being manufactured, hardware maintenance revenue (down
41%).   However, after strong performances in FY 1996,
professional services and software maintenance continued to turn in solid revenue results for FY 1997 with modest revenue changes of +1.8% and +3.9%, respectively. Our third party hardware maintenance business clearly stole the show with a 98% revenue increase over FY 1996.

Despite the revenue decrease from FY 1996, we were able to end FY 1997 with a very modest operating profit of $18,000 excluding the amortization of capitalized software. As the year began to unfold, we managed our cost structure carefully, including a 13%
decrease in operating expense for the year.   We showed a large
net loss after taxes of $1,051,000 for the year due to the accelerated write-off of $1,069,000 of capitalized software
development costs for the year.   This write-off represents the
remaining balance of the EDICS/400 software development costs capitalized in FY 1993. We are committed to continued support for our existing EDICS/400 customers and we are actively offering this product for sale to new and existing customers. However, after reviewing the sales prospects for this software product line, we concluded that continuing this capitalization was inconsistent with our future potential revenue.

Access finished the year with a very strong fourth quarter.  At
$2,377,000 in revenue, and $207,000 in net income after tax, the fourth quarter represented an upturn in every area of our business.

Our cash position continues to remain strong. After investing approximately $324,000 in net cash in the fourth quarter for the acquisition of the assets of Graphic Systems Technology, Inc., a provider of Pre-press field maintenance and related services, we ended the year with over $1.4 million in cash, and (still) no bank debt.

Hardware and Software Maintenance:

At $4,040,000, hardware and software maintenance revenue accounted for 58% of total company revenue in FY 1997.

Since 1992 Access has been aggressively developing a very high quality, flexible, quick response third party maintenance operation. Our growth strategy for Third Party Maintenance (TPM) has been and continues to be one of focusing on delivering exceptionally high levels of customer satisfaction, servicing mission critical hardware and software, and providing nationwide service coverage for our Support Partners. This has delivered five straight years of high double-digit revenue growth rates, for an average annual growth rate for the last five years of 86% per year. At $1,872,000, total hardware and software TPM revenue for FY 1997 increased by 63% over the previous year, comprising 27% of total company revenue. At $1,097,000 for FY 1997, Hardware TPM increased by 98% over FY 1996, while software TPM increased by 31% to $775,000.











Access Corporation
Third Party Maintenance Revenue
Hardware & Software






Last year I reported that we were supporting 600 customers worldwide. At this time we are now providing maintenance support to over 4,000 customers worldwide - more than a 600% increase- and that number is growing daily. Our Support Partner Program offers flexible, high quality maintenance services for vendors of technical hardware and software. As of this writing, 14 companies have become Access Support Partners, choosing Access to take care of their customers.

Access Corporation
National Field Service Coverage





Our nationwide service coverage is delivered by over 80 well-trained, highly qualified technicians. We currently are supporting customers in 48 states, including Alaska and Hawaii, and we can add any city in North America to our coverage within five business days. Our support repertoire includes over 50 different software and 90 different hardware products. Individually tailored support programs combined with available 24 hour, 7 day per week coverage gives our customers the flexibility to tailor their support to their unique business needs.

Increasing by 3.8% over last fiscal year, software maintenance continued its 4th year in a row of revenue growth. Buoyed by a 31% increase in Cimage related software maintenance, software maintenance was 19% of total company revenue in FY 1997. Consistent with our overall services strategy, we invested in technical cross-training of our technical services personnel to increase our productivity and our ability to provide customer satisfaction.

Pre-Press Acquisition:

As I discussed last year, we began FY 1997 with a plan to look for growth opportunities through acquisition. I outlined an acquisition program designed to bring in additional on-going service revenue, additional customers, and additional products or services.

As a result of that program, on Friday April 11, 1996 we purchased
the assets of Graphic Systems Technology, Inc. (GST).   GST was a
recognized independent service company for the electronic pre-press industry. By the following Monday, we were supporting GST's former customers. Within days, we had hired approximately 20 of GST's former employees, effectively doubling the number of Access' field hardware maintenance employees. GST's former Field Service Representatives (FSR's) have proven to be highly qualified field engineers with a customer-first culture similar to Access'. This increased geographical coverage and growth of our field personnel significantly increases Access' capacity to service additional Service Partners.

EDMS Business Unit:

Focused EDMS marketing during FY 1997 resulted in a 112% increase in the number of orders received over FY 1996, evidence of the underlying strength of the EDMS business. As we began the year, our primary objective for our EDMS Business unit was to replace in FY 1997 the $2,148,000 in software revenue contributed by a single customer in FY 1996. Although our efforts were successful in producing a dramatic increase in the number of orders received, total EDMS software revenue decreased from $2,850,000 to $2,006,000.

Cimage Enterprise Systems (CES), our UK-based provider of the Cimage software product, continues to invest in product quality
and is a market leader in EDMS functionality.   CES also
demonstrated their commitment to the US market place by increasing
their US marketing investment during the year.   Cimage related
Professional Services revenue also produced a very strong showing, increasing by 100% to $574,000

Business Strategy for the Future:

FY 1998 will begin with solid increases in Third Party Maintenance
(TPM) revenue resulting from the aggressive marketing of our unique capabilities this past year combined with the new Pre-Press business. We will continue our strategy of delivering exceptional levels of customer satisfaction to attract quality oriented Service Partners. Strategic investments in technology to automate and continuously improve our systems and processes will further our ability to deliver a very high quality, flexible, quick response third party maintenance with nationwide coverage. We expect steady revenue growth from this business unit throughout the year.

Growth through acquisition has been successful in each of the past
two years.  This strategy will continue in FY 1998.   The
investments in this area in FY 1997 not only resulted in the April 11 asset acquisition of GST's assets, but also identified a number of possible acquisition targets which we will pursue in FY 1998.

Our EDMS business unit will continue to focus on the manufacturing, petrochemical, and utilities market segments where the Cimage product has proven to meet customer requirements extremely well. Cimage has scheduled new software releases in the coming year that promise to further enhance their leading role in
the EDMS market place.   Our strategy for EDMS growth includes
combined Cimage and Access marketing directed at these segments coupled with expanded distribution through reseller partners.

Fiscal Year 1997 saw the continued transformation of your company
to a nationwide service provider and software reseller.   We
expect these strategies will continue to expand our coverage and revenue growth in FY 1998.

Sincerely,




Scott D. Watkins
President & Chief Executive Officer



	5